As filed with the Securities and Exchange Commission on June 2, 2004

Registration No. 333-112770

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

FORM S-3

REGISTRATION STATEMENT

Under

The Securities Act of 1933

SERENA SOFTWARE, INC.

(Exact name of Registrant as specified in its charter)

Delaware	94-2669809
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

2755 Campus Drive, 3rd Floor

San Mateo, California 94403-2538

(650) 522-6600

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Vita A. Strimaitis

Vice President, General Counsel and Secretary

SERENA Software, Inc.

2755 Campus Drive, 3rd Floor

San Mateo, California 94403-2538

(650) 522-6600

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Douglas H. Collom, Esq.

Michael Occhiolini, Esq.

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304

(650) 493-9300

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 2, 2004

$220,000,000

SERENA SOFTWARE, INC.

1½% Convertible Subordinated Notes Due 2023 and

9,912,588 shares of Common Stock Issuable Upon Conversion of the Notes

We issued the notes in a private placement in December 2003. This prospectus will be used by selling security holders to resell their notes and the common stock issuable upon conversion of their notes. We will not receive any proceeds from this offering.

We will pay interest on the notes on June 15 and December 15 of each year. The first interest payment will be made on June 15, 2004.

You may convert the notes into shares of our common stock at an initial conversion rate of 45.0577 shares per $1,000 principal (representing an initial conversion price of approximately $22.194), subject to adjustment as set forth in this prospectus.

You may require us to purchase all or a portion of your notes on December 15, 2008, December 15, 2013 or December 15, 2018 or upon the occurrence of a change in control, as described in this prospectus. We may redeem all or a portion of the notes at any time (1) on or after December 15, 2006 and prior to December 15, 2008, if the closing price of our common stock exceeds 130% of the conversion price then in effect for at least 20 trading days within a period of 30 consecutive trading days ending on the trading day before the date of mailing of the redemption notice or (2) on or after December 15, 2008. In each case, we will pay the purchase price in an amount equal to 100% of the principal amount of notes being purchased, plus accrued and unpaid interest to, but excluding, the date of purchase or redemption.

We have pledged a portfolio of U.S. government securities to secure the first six scheduled interest payments on the notes. Other than this pledge of U.S. government securities, the notes are subordinated unsecured obligations and rank junior in right of payment to all of our existing and future senior indebtedness and structurally subordinated to all indebtedness and other liabilities of our subsidiaries.

The notes are not listed on any securities exchange. The notes and the shares of common stock issuable upon conversion are eligible for the Private Offerings, Resales and Trading through Automated Linkages, or PORTAL, system of the National Association of Securities Dealers, Inc. Our common stock is quoted on the NASDAQ National Market under the symbol “SRNA.” On June 1, 2004, the last reported sale price for our common stock on the NASDAQ National Market was $21.33 per share.

The securities offered hereby involve a high degree of risk. See “ Risk Factors” beginning on page 6.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This prospectus is dated                     , 2004

You should rely only on the information contained in or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus is accurate as of any date other than the date on the front of this prospectus.

SUMMARY

This summary contains basic information about us and this offering. Because this is a summary, it may not contain all the information that may be important to you. You should read this entire prospectus carefully, including the section entitled “Risk Factors” and our financial statements and the notes thereto before making an investment decision. Documents incorporated by reference form an integral part of this prospectus. Except as otherwise noted, we present all financial and operational data on a fiscal year and fiscal quarter basis. Our fiscal year ends on January 31. For example, we refer to the year ended January 31, 2003 as “fiscal 2003” or “2003.” Our fiscal quarters end April 30, July 31, October 31 and January 31. When used in this prospectus, unless otherwise stated, the terms “we,” “our” and “us” refer to SERENA Software, Inc. and its subsidiaries.

SERENA Software, Inc.

SERENA is a leading provider of Enterprise Change Management, or ECM, infrastructure software to manage change to enterprise applications. Our products and services are used to manage and control application change for organizations whose business operations are dependent on managing information technology, or IT. In our 23 year history, we have developed highly effective solutions for managing software change that enable our customers to improve their return on IT investments by improving application availability, accelerating time to market, and increasing programmer productivity while reducing application development and IT infrastructure maintenance costs. All large companies have a process for managing change to their internally developed applications, including new version releases, “bug fixes,” upgrades and application introductions. Our products help IT managers manage changes to applications by automating and enforcing the process throughout the application life cycle. Our consulting services help companies improve their process by identifying where their current practices deviate from standard practices and making appropriate recommendations. As of October 31, 2003, our products have been installed in over 3,600 customer sites worldwide and our customers include 43 of the Fortune 50 companies.

Recent Developments

On March 3, 2004, the Company’s Board of Directors, together with the Board of Directors of Merant plc., announced that they had reached agreement on the terms of a recommended cash and share offer to be made by SERENA and by Lehman Brothers on our behalf (outside of the United States) for the entire issued and to be issued share capital of Merant, including Merant shares represented by Merant American Depository Shares, or ADS. At the time of the announcement, the offer valued the then entire issued share capital of Merant at approximately GBP206 million (US$380 million). The offer was made on March 18, 2004. As of January 31, 2004, Merant had net cash and equivalents of GBP38.8 million (US$70.7 million based on an exchange rate of US$1.8202 : GBP1.00). Certain historical and pro forma financial information regarding Serena, Merant and our offer is incorporated into this prospectus by reference to our current report on Form 8-K filed with the SEC on April 30, 2004.

On April 26, 2004, we announced that as of 3:00 pm (London Time), 10:00 am (New York City time) on April 23, 2004 valid acceptances of our offer had been received in respect of a total of 85,654,334 Merant shares (including valid acceptances in respect of Merant ADSs), representing approximately 79.3 per cent of the issued share capital of Merant. We also announced that we had reduced the number of acceptances required to fulfil the acceptance condition from 90 percent to 75 percent and therefore announced that all conditions relating to the offer, as set out in the offer document dated March 18, 2004, have been satisfied or waived. Accordingly the offer has been declared unconditional in all respects. On April 29, 2004, we announced that we had received valid acceptances in respect of over 90 per cent of Merant’s issued share capital and therefore the subsequent offer period of the offer would terminate at 3.00 p.m. (London time), 10.00 a.m. (New York City time) on May 13, 2004. We intend to exercise our rights under United Kingdom law to acquire compulsorily any Merant shares and Merant ADS’s that remained outstanding following the closing of our offer. Pursuant to our offer for Merant’s issued share capital, we expect to issue up to approximately 5.9 million shares of our common stock, representing approximately 13.3 per cent of our issued and outstanding shares, as increased as a result of the offer.

SERENA was incorporated in California in 1980 and reincorporated in Delaware in 1998. Our executive offices are located at 2755 Campus Drive, 3rd Floor, San Mateo, California 94403-2538 and our telephone number at our headquarters facility is (650) 522-6600. Our website address is www.SERENA.com. Information on our website does not constitute part of this prospectus.

The Offering

The following is a brief summary of some of the terms of this offering. For a more complete description of the terms of the notes, see “Description of Notes” in this offering.

Issuer	SERENA Software, Inc.

Notes Offered	$220,000,000 aggregate principal amount of 1½% Convertible Subordinated Notes due 2023.

Issue Price	100% of principal amount, plus accrued interest from December 15, 2003.

Maturity	December 15, 2023.

Interest	1½% per year on the principal amount, payable semi-annually on December 15 and June 15, beginning on June 15, 2004.

Security	We pledged to the trustee under the indenture for the exclusive benefit of the holders of the notes, $9.591 million of U.S. government securities, which is sufficient, upon receipt of scheduled principal and interest payments thereon, to provide for the payment in full of the first six scheduled interest payments on the notes when due. We are responsible for determining the sufficiency of the securities to be pledged. The notes are not otherwise be secured. See “Description of Notes—Security.”

Conversion Rights	Unless we have previously redeemed or purchased the notes, you have the right, at your option, to convert your notes, in whole or in part, into shares of our common stock at any time on or prior to the close of business on the maturity date, subject to adjustments described in this prospectus, at a conversion rate of 45.0577 shares of common stock per $1,000 principal amount of notes (which is equivalent to a conversion price of approximately $22.194 per share), under any of the following circumstances:

•      prior to December 15, 2021, on any date during any fiscal quarter (and only during such fiscal quarter) after the fiscal quarter ending January 31, 2004, if the closing sale price of our common stock was more than 120% of the then current conversion price for at least 20 trading days in the period of the 30 consecutive trading days ending on the last trading day of the previous fiscal quarter;

• on or after December 15, 2021, at all times on or after any date on which the closing sale price of our common stock is more than 120% of the then current conversion price of the notes;

• until the close of business on the business day prior to the redemption date if we elect to redeem the notes;

• upon the occurrence of specified corporate transactions or significant distributions to holders of our common stock, as described in this prospectus; or

•      during the five consecutive business day period following any five consecutive trading day period ending at any time on or prior to December 15, 2018 in which the average of the trading price for the notes for such five trading day period was less than 98% of the average of the closing sale prices of our common stock during such five trading day period multiplied by the then current conversion rate, as described in more detail under “Description of Notes—Conversion Upon Satisfaction of Trading Price Condition.”

The conversion rate may be adjusted for certain reasons, but will not be adjusted for accrued interest. Upon conversion, a holder will not receive any payment representing accrued interest, subject to certain exceptions. See “Description of Notes— Conversion Rights.”

Sinking Fund	None.

Optional Redemption by SERENA	We may redeem all or a portion of the notes at any time (1) on or after December 15, 2006 and prior to December 15, 2008, if the closing price of our common stock exceeds 130% of the conversion price then in effect for at least 20 trading days within a period of 30 consecutive trading days ending on the trading day before the date of mailing of the redemption notice or (2) on or after December 15, 2008, in each case, upon at least 20 days’ but not more than 60 days’ notice by mail to holders of notes at a redemption price equal to 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. See “Description of Notes— Optional Redemption.”

Purchase at Option of Holders on Specified Dates	You may require us to purchase for cash all or a portion of your notes on December 15, 2008, December 15, 2013 or December 15, 2018 at a purchase price equal to 100% of the principal amount of the notes being purchased, plus accrued and unpaid interest to, but excluding, the purchase date. See “Description of Notes— Purchase at Option of Holders.”

Change in Control	Upon a change in control, you may require us to purchase all or a portion of your notes at a purchase price equal to 100% of the principal amount of the notes being purchased, plus accrued and unpaid interest, if any, on such notes to, but excluding, the purchase date. We may pay the purchase price in cash, or, at our option, in common stock if certain conditions are met. See “Description of Notes—Purchase at Option of Holders Upon a Change in Control.”

Ranking	The notes:

• are general subordinated unsecured obligations (except as set forth in “Description of Notes—Security”);

• are subordinated in right of payment to all of our existing and future senior indebtedness (except as set forth in “Description of Notes — Security”); and

• are structurally subordinated to any existing and future indebtedness and liabilities of our subsidiaries.

At October 31, 2003, we had no senior indebtedness outstanding, while our subsidiaries as of that same date had approximately $6.1 million of outstanding liabilities (excluding intercompany liabilities). Because the notes are subordinated, in the event of bankruptcy, liquidation or dissolution and acceleration of or payment default on senior indebtedness, holders of the notes will not receive any payment until holders of senior indebtedness have been paid in full.

DTC Eligibility	The notes are issued in fully registered book-entry form and represented by one or more permanent global notes without coupons. The global notes are deposited with the trustee as a custodian for The Depository Trust Company, or DTC, and registered in the name of Cede & Co., DTC’s nominee. Beneficial interests in global notes will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its direct and indirect participants, and your interest in any global note may not be exchanged for certificated notes, except in limited circumstances described in this prospectus. See “Description of Notes—Global Notes; Book—Entry; Form.”

Registration Rights	In connection with the initial private placement of the notes, we have agreed to:

•      file the shelf registration statement of which this prospectus is part with respect to the resale of the notes and the common stock issuable upon conversion of the notes with the SEC within 90 days after the original issuance of the notes; and

•      use our reasonable best efforts to cause the shelf registration statement to be declared effective within 180 days after the original issuance of the notes, subject to our right to postpone having the shelf registration statement declared effective for an additional 60 days in the event of certain mergers or acquisitions.

We have agreed to keep the shelf registration statement effective until the earlier of (1) the sale pursuant to the shelf registration statement of all the notes and the shares of common stock issuable upon conversion of the notes and (2) the date when the holders of the notes and common stock issuable upon conversion of the notes are able to sell such securities immediately without regard to the volume limitation provisions of Rule 144 under the Securities Act, or any successor provision, subject to permitted exceptions.

We will be required to pay liquidated damages to the holders of the notes if we fail to comply with our obligations to register the notes and the common stock issuable upon conversion of the notes within the specified time periods. See “Description of Notes—Registration Rights.”

Use of Proceeds	We will not receive any of the proceeds from the sale by any selling securityholder of the notes or the underlying common stock into which the notes are converted.

Risk Factors	See “Risk Factors” and other information in this prospectus for a discussion of factors you should consider carefully before deciding to invest in the securities.

Ratio of Earnings to Fixed Charges

The ratio of earnings to fixed charges for each of the periods indicated is as follows:

	Year Ended January 31,					Nine Months Ended October 31,
	1999	2000	2001	2002	2003	2002	2003
						(unaudited)

Ratio of earnings to fixed charges	66.7x	80.9x	111.4x	58.6x	77.4x	72.5x	63.9x

These computations include us and our consolidated subsidiaries. Ratio of earnings to fixed charges is computed by dividing:

•	earnings before taxes adjusted for fixed charges by,

•	fixed charges, which consist of that portion of rent expense under operating leases deemed by us to be representative of the interest factor.

RISK FACTORS

Before you invest in any of our securities, you should be aware of various risks, including those described below. You should carefully consider these risk factors, together with all of the other information included or incorporated by reference in this prospectus, before you decide whether to purchase the notes. The risks set out below are not the only risks we face.

If any of the following risks occur, our business, financial condition and results of operations could be materially adversely affected. In such case, the trading price of the notes could decline, and you may lose all or part of your investment.

Keep these risk factors in mind when you read “forward-looking” statements elsewhere in this prospectus and in the documents incorporated by reference in this prospectus. These are statements that relate to our expectations for future events and time periods. Generally, the words, “anticipate”, “expect”, “intend” and similar expressions identify forward-looking statements. Forward-looking statements involve risks and uncertainties, and future events and circumstances could differ significantly from those anticipated in the forward-looking statements.

There are many factors, including some beyond our control, that may cause fluctuations in our quarterly operating results.

Our quarterly operating results have varied greatly in the past and may vary greatly in the future depending upon a number of factors described below and elsewhere in this prospectus, including many that are beyond our control. As a result, we believe that quarter-to-quarter comparisons of our financial results are not necessarily meaningful, and you should not rely on them as an indication of our future performance.

Our software license revenue in any quarter depends on orders booked and shipped in the last month, weeks or days of that quarter. At the end of each quarter, we typically have either minimal or no backlog of orders for the subsequent quarter. If a large number of orders or several large orders do not occur or are deferred, our revenue in that quarter could be substantially reduced. This would materially adversely affect our operating results and could impair our business in future periods.

Because we do not know when, or if, our potential customers will place orders and finalize contracts, we cannot accurately predict our revenue and operating results for future quarters. In addition, as a result of the economic slowdown worldwide, a number of customers have delayed discretionary spending for software and hardware, which has reduced our revenue. Additionally, sales cycles beginning in fiscal 2002 lengthened as customers delayed decisions to purchase our products and increase capacity on mainframe computers. Historically, a majority of our revenue has been attributable to the licenses of our mainframe software products. Changes in the mix of software products and services sold by us, including the mix between higher margin software products and lower margin maintenance and services, could materially affect our operating results for future quarters.

Economic conditions worldwide could adversely affect our revenue growth and ability to forecast revenue.

The revenue growth and profitability of our business depends on the overall demand for application software and services. Because our sales are primarily to major corporate customers, our business also depends on general economic and business conditions. The general weakening of the worldwide economy has caused us to experience a decrease in revenues and revenue growth rates of our software licenses. A softening of demand for computer software caused by a continued weakening of the economy, domestically or internationally, may result in a continued decrease in revenues and revenue growth rates. Our license revenues have fluctuated in recent years and we may not experience any license revenue growth in the future and our license revenues could in fact decline.

Our management personnel identify, track and forecast future revenues, backlog and trends in our business. Our sales personnel monitor the status of all proposals, such as the estimated date when a transaction will close and the potential dollar amount of such sale. We aggregate these estimates periodically in order to generate a sales pipeline and then evaluate the pipeline at various times to look for trends in our business. While this pipeline analysis provides visibility to our potential customers and the associated revenues for budgeting and planning purposes, these pipeline estimates may not consistently correlate to revenues in a particular quarter or ever. A slowdown in the economy, domestically and internationally, has caused and may continue to cause customer purchasing decisions to be delayed, reduced in amount or cancelled, all of which have reduced and could continue to reduce the rate of conversion of the pipeline into contracts. A variation in the pipeline or in the conversion of the pipeline into contracts could cause us to plan or budget improperly and thereby could adversely affect our business or results of operations. In addition, primarily due to a substantial portion of our software licenses revenue contracts closing in the latter part of a quarter, management may not be able to adjust the Company’s cost structure in response to a variation in the conversion of the pipeline into contracts in a timely manner, and thereby adversely affect our business or results of operations.

If we encounter difficulties integrating our business operations with Merant, it could adversely affect the business of the combined company

We intend, to the extent possible, to integrate our operations with those of Merant. Our goal in integrating these operations is to increase earnings and achieve cost savings by taking advantage of the significant anticipated synergies of consolidation and enhanced growth opportunities. We anticipate incurring severance payments and other employee related costs, costs for lease terminations, meetings, trainings, rebranding, integration of information technology systems, and other costs in connection with the integration of SERENA and Merant. We cannot be sure that we will not encounter substantial difficulties integrating our operations with Merant’s operations, resulting in a delay or the failure to achieve the anticipated synergies and, therefore, the expected increases in earnings and cost savings. The difficulties of combining the operations of the two companies include, among other things:

•	Possible inconsistencies in standards, controls, procedures and policies, business cultures and compensation structures between SERENA and Merant;

•	Coordinating and consolidating ongoing and future research and development efforts;

•	Consolidating corporate and administrative infrastructure, particularly in light of Merant’s complex corporate structure;

•	Integrating and managing the technologies and products of the two companies, including consolidating and integrating computer information systems;

•	Consolidating sales and marketing operations;

•	Retaining existing customers and attracting new customers;

•	Retaining strategic partners and attracting new strategic partners;

•	Retaining key employees;

•	Retaining and integrating distributors and key sales representatives;

•	Identifying and eliminating redundant and underperforming operations and assets;

•	Using capital assets efficiently to develop the business of the combined company;

•	Minimizing the diversion of management’s attention from ongoing business concerns;

•	Coordinating geographically separate organisations;

•	Possible tax costs or inefficiencies associated with integrating the operations of the combined company;

•	Possible modification of operating control standards in order to comply with the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated thereunder; and

•	Retaining and attracting new employees to support existing and new products and new technology development.

For these reasons, we may fail to complete successfully the necessary integration of SERENA and Merant, or to realise any of the anticipated benefits of the integration of the two companies. Actual cost savings and synergies may be lower than we currently expect and may take a longer time to achieve than we currently anticipate.

Our acquisition of Merant may cause disruptions, including potential loss of customers, suppliers and other business partners, in our business or Merant, which could have material adverse effects on each company’s or the combined company’s business and operations

Our acquisition of Merant may cause SERENA’s and Merant’s customers, suppliers, distributors, licensors and other business to change or terminate their relationships with either company or the combined company, which could have a material adverse effect on the business of the company concerned. Certain of SERENA’s or Merant’s current or potential customers may cancel or defer orders for each company’s products. In addition, customers of both companies may expect re-negotiated pricing as a result of the offer or the announcement of the offer. The announcement of the offer may also adversely affect the companies’ ability to attract new customers.

Some of the contracts with suppliers, distributors, system integrators, customers, licensors, facility owners and other business partners require SERENA or Merant to obtain consent from these other parties in connection with the offer. If their consent cannot be obtained on favourable terms, the combined company may incur higher costs related to replacing suppliers, may suffer a loss of potential future revenue and may lose rights to facilities or intellectual property that are material to the business of the combined company.

Charges to earnings resulting from our acquisition of Merant, including the application of the purchase method of accounting, and restructuring and integration costs may materially adversely affect the market value of SERENA shares following the acquisition

In accordance with US GAAP, the combined company will account for the acquisition using the purchase method of accounting. The combined company will allocate the total estimated purchase price to Merant’s net tangible assets, amortisable intangible assets, and in-process research and development based on their fair values as at the date of completion of the acquisition, and record the excess of the purchase price over those fair values as goodwill. The combined company’s financial results, including earnings per share, could be adversely affected by a number of financial adjustments required by US GAAP including the following:

•	The portion of the existing deferred revenues on Merant’s balance sheet at the closing of the acquisition which represents maintenance revenue will be adjusted, based on estimated cost to deliver plus an appropriate gross margin;

•	The portion of the estimated purchase price allocated to in-process research and development will be expensed by the combined company in the quarter in which the acquisition is completed;

•	The combined company will incur additional amortization expense over the estimated useful lives of certain of the intangible assets acquired in connection with the acquisition during such estimated useful lives; and

•	To the extent the value of goodwill or intangible assets with indefinite lives becomes impaired, the combined company may be required to incur material charges relating to the impairment of those assets.

We expect to incur costs associated with combining the operations of the two companies, including advisors’ fees and other costs related to the offer and the acquisition. These costs may be substantial and may include those related to the severance and stock option acceleration provisions of Merant’s employee benefit plans, which could be triggered by the acquisition. We also face potential costs related to employee redeployment or relocation, employee retention which could include salary increases, bonuses or option grants, reorganisation or closure of facilities, relocation and disposal of excess equipment, termination of contracts with third parties that provide redundant or conflicting services and other integration costs. We expect to account for these costs as purchase related adjustments, which will decrease our net income and impact cash balances for the periods in which those adjustments are made. Each of these charges would negatively impact earnings, which could have a material adverse effect on the price of SERENA shares.

The cash portion of the consideration to be paid in our offer to Merant securityholders who accepted our offer is based on a fixed amount of pounds sterling and, therefore, we are subject to currency fluctuations through the payment date

Because SERENA will pay all holders of Merant shares in pounds sterling, SERENA must buy pounds sterling with US dollars at the prevailing exchange rate on the payment date. As a result, the actual amount of US dollars required to buy a sufficient amount of pounds sterling to pay the cash portion of the consideration to such holders will depend upon the exchange rate prevailing on the business day on which the funds are made available by SERENA to the UK Receiving Agent. Additionally, because the cash portion of the consideration payable in the offer is a fixed amount of pounds sterling, the actual amount of US dollars that SERENA will pay with respect to the cash portion of the consideration will depend upon the exchange rate prevailing on the business day on which the funds are made available by SERENA to the US Depositary. Therefore, SERENA is subject to the risk of fluctuations in the dollar/pound sterling exchange rate.

We have relied and expect to continue to rely on sales of our mainframe products for our revenue.

Historically, the majority of our software license revenue has resulted from the sale of our mainframe products. Any factors adversely affecting the pricing of, demand for or market acceptance of our mainframe products, such as competition or technological change, could materially adversely affect our business and quarterly and annual operating results. Our mainframe products have been responsible for a significant portion of our revenue. In each of the last three fiscal years ending January 31, 2002, 2003 and 2004, sales of our mainframe products accounted for approximately 84%, 80% and 71% of our total software licenses revenue, respectively. We expect that these products will continue to account for a large portion of our software licenses revenue for the foreseeable future. Our future operating results depend on the continued market acceptance of our mainframe products, including future enhancements.

Our future revenue is substantially dependent upon our installed customers renewing maintenance agreements for our products and licensing or upgrading additional SERENA ECM products; our future professional service and maintenance revenue is dependent on future sales of our software products.

We depend on our installed customer base for future revenues from maintenance renewal fees and licenses or upgrades of additional ECM products. If our customers do not purchase additional products, upgrade existing products or cancel or fail to renew their maintenance agreements, this could materially adversely affect our business and future quarterly and annual operating results. The terms of our standard license arrangements provide for a one-time license fee and a prepayment of one year of software maintenance and support fees. The maintenance agreements are renewable annually at the option of the customers and there are no minimum payment obligations or obligations to license additional software. Therefore, our current customers may not necessarily generate significant maintenance revenue in future periods. In addition, our customers may not necessarily purchase additional products, upgrades or professional services. Our professional service revenue and maintenance revenue are also dependent upon the continued use of these services by our installed customer base. Any downturn in our software license revenue would have a negative impact on the growth of our professional service revenue and maintenance revenue in future quarters.

We expect that our operating expenses will increase in the future and these increased expenses may adversely affect our future operating results and financial condition.

Although SERENA has been profitable in recent years, we may not remain profitable on a quarterly or annual basis in the future. We anticipate that our expenses will increase in the foreseeable future as we:

•	Increase our sales and marketing activities, including expanding our United States and international direct sales forces and extending our telesales efforts;

•	Develop our technology, including our distributed systems products;

•	Invest in penetrating the systems integrator and federal government marketplaces;

•	Include expenses associated with our TeamShare acquisition;

•	Expand our distribution channels; and

•	Pursue strategic relationships and acquisitions.

With these additional expenses, in order to maintain our current levels of profitability, we will be required to increase our revenue correspondingly. Any failure to increase our revenue as we implement our product, service and distribution strategies would materially adversely affect our business, quarterly and annual operating results and financial condition. Our revenue has fluctuated in recent years and we may not experience any revenue growth in the future and our revenue could in fact decline. Our efforts to expand our software product suites, sales and marketing activities, direct and indirect distribution channels and professional service offerings and to pursue strategic relationships or acquisitions may not succeed or may prove more expensive than we currently anticipate. As a result, we cannot predict our future operating results with any degree of certainty.

Our business is dependent on the continued market for IBM and IBM-compatible mainframes.

We are substantially dependent upon the continued use and acceptance of IBM and IBM compatible mainframes and the growth of this market. If the role of the mainframe does not increase as we anticipate, or if it in any way decreases, this would materially adversely affect our business, future quarterly and annual operating results and financial condition. Additionally, if there is a wide acceptance of other platforms or if new platforms emerge that provide enhanced enterprise server capabilities, our business and future operating results may be materially adversely affected. The majority of our software license revenue to date has been attributable to sales of our mainframe products. We expect that, for the foreseeable future, the majority of our software license revenue will continue to come from sales of our mainframe products. As a result, future sales of our existing products and associated maintenance revenue and professional service revenue will depend on continued use of mainframes.

Our license revenues from products for distributed systems may fluctuate.

We introduced our ChangeMan DS product in fiscal 2000, our ChangeMan ALM and ChangeMan ECP products in fiscal 2001, our ChangeMan WCM product in the first quarter of fiscal 2002 and our ChangeMan ZDD product in the first quarter of fiscal 2003. In the second quarter of fiscal 2004, we acquired the TeamTrack product with our acquisition of TeamShare effective June 5, 2003. While license revenues from our distributed systems products increased to 29% of total license revenues in fiscal

2004, they may fluctuate materially from quarter to quarter and could in fact decline. We are currently developing new products and enhancing our product suite to support additional distributed systems products. If we do not successfully develop, market, sell and support our distributed systems products, this would materially adversely affect our business and our future quarterly and annual operating results. Historically, the majority of our products have been designed for the mainframe platform, and the majority of our software license revenue, maintenance revenue and professional services revenue to date have been attributable to licenses for these mainframe products. We have limited experience developing, marketing, selling or supporting distributed systems products. Our sales and marketing organizations have historically focused exclusively on sales of our products for the mainframe and have limited experience marketing and selling distributed systems products. Additionally, we have limited experience in providing support services for distributed systems products. Many of our competitors have substantially greater experience providing distributed systems compatible software products than we do, and many also have significantly greater financial and organizational resources.

The license revenues from our IBM original equipment manufacturer, or OEM, relationship may fluctuate.

In January 2002, we entered into an OEM Agreement with IBM Corporation whereby IBM acquired the rights to resell our StarTool APM technology. IBM provides SERENA a quarterly royalty report one month after each of IBM’s calendar quarters detailing licenses and maintenance sold through to end users during the quarter. While license revenues from our IBM OEM relationship were 9% of total license revenues in fiscal 2004, they may fluctuate materially from quarter to quarter and could in fact decline. We recognized our first revenue from this arrangement in the second quarter of fiscal 2003. Because we have little or no visibility during the quarter on pipelines, sales forecasts, sales volumes or the amount of license revenue that will be reported, we cannot accurately predict our revenue from IBM or our operating results for the quarter or any future quarter. Because the IBM OEM license revenue may be significant to our total license revenue in any fiscal quarter, any decline in revenue could materially adversely affect our business and our future quarterly and annual operating results.

Acquisitions may be difficult to integrate, disrupt our business, dilute stockholder value or divert the attention of our management.

In June 2003, we acquired TeamShare, Inc., in April 2004, we acquired Merant plc., and we are continuing to explore potential acquisition and investment opportunities. We may acquire or make investments in these or other companies and technologies. As part of any such acquisition, we may issue shares of our common stock or other securities. We may also use some or all of the net proceeds we received upon issuance of the notes for acquisition of businesses, products, product rights, technologies or strategic investments. In the event of any acquisitions or investments, we could:

•	Issue stock in an amount that would dilute the ownership of our then-existing stockholders;

•	Incur debt;

•	Assume liabilities;

•	Incur charges for the impairment of the value of investments or acquired assets; or

•	Incur amortization expense related to intangibles assets.

If we fail to achieve the financial and strategic benefits of past and future acquisitions or investments, our operating results will suffer. Acquisitions and investments involve numerous other risks, including:

•	Difficulties integrating the acquired operations, technologies or products with ours;

•	Failure to achieve targeted synergies or other expected benefits of an acquisition;

•	Unanticipated costs and liabilities;

•	Diversion of management’s attention from our core business;

•	Adverse effects on our existing business relationships with suppliers and customers or those of the acquired organization;

•	Difficulties entering markets in which we have no or limited prior experience; and

•	Potential loss of key employees, particularly those of the acquired organizations.

Any delays in our normally lengthy sales cycles could result in significant fluctuations in our quarterly operating results.

Our sales cycle typically takes six to eighteen months to complete and varies from product to product. Any delay in the sales cycle of a large license or a number of smaller licenses could result in significant fluctuations in our quarterly operating results. The length of the sales cycle may vary depending on a number of factors over which we may have little or no control, including the size and complexity of a potential transaction and the level of competition that we encounter in our selling activities. Beginning in fiscal 2002, we have experienced an overall lengthening of sales cycles as customers delayed purchases or customers reduced budgets as a result of economic conditions. Additionally, the emerging market for ECM products and services contributes to the lengthy sales process in that during the sales cycle we often have to teach potential customers about the use and benefits of our products. In certain circumstances, we license our software to customers on a trial basis to assist the customers in their evaluation of our products. Our sales cycle can be further extended for product sales made through third party distributors.

Seasonal trends in sales of our software products may affect our quarterly operating results.

We have experienced and expect to continue to experience seasonality in sales of our software products. These seasonal trends materially affect our quarter-to-quarter operating results. Revenue and operating results in our quarter ending January 31 are typically higher relative to our other quarters, because many customers make purchase decisions based on their calendar year-end budgeting requirements. In addition, our January quarter tends to reflect the effect of the incentive compensation structure for our sales organization, which is based on satisfaction of fiscal year-end quotas. As a result, we have historically experienced a substantial decline in revenue in the first quarter of each fiscal year relative to the preceding quarter. We expect our quarter ending October 31 to reflect the effects of summer slowing of international business activity and spending activity generally associated with that time of year.

If the software change management, or SCM, market does not evolve as we anticipate, our business will be adversely affected.

If we fail to properly assess and address the SCM market or if our products and services fail to achieve market acceptance for any reason, our business and quarterly and annual operating results would be materially adversely affected. The SCM market is in an early stage of development. IT organizations have traditionally addressed SCM needs internally and have only recently become aware of the benefits of third-party SCM solutions as their SCM requirements have become more complex. Since the market for our products is still evolving, it is difficult to assess the competitive environment or the size of the market that may develop. Our future financial performance will depend in large part on the continued growth in the number of businesses adopting third-party SCM products and the expansion of their use on a company-wide basis. The SCM market for third-party products may grow more slowly than we anticipate. In addition, technologies, customer requirements and industry standards may change rapidly. If we cannot improve or augment our products as rapidly as existing technologies, customer requirements and industry standards evolve; our products or services could become obsolete. The introduction of new or technologically superior products by competitors could also make our products less competitive or obsolete. As a result of any of these factors, our position in existing markets or potential markets could be eroded.

We may experience delays in developing our products which could adversely affect our business.

If we are unable, for technological or other reasons, to develop and introduce new and improved products in a timely manner, this could materially adversely affect our business and future quarterly and annual operating results. We have experienced product development delays in new version and update releases in the past and may experience similar or more significant product delays in the future. To date, none of these delays has materially affected our business. Difficulties in product development could delay or prevent the successful introduction or marketing of new or improved products or the delivery of new versions of our products to our customers. Any delay in releasing our new distributed systems products, for whatever reason, would impair our revenue growth.

We intend to expand our international operations and may encounter a number of problems in doing so; there are also a number of factors associated with international operations that could adversely affect our business.

Expansion of International Operations. We intend to expand the scope of our international operations, although more slowly than in prior years, and currently have sales subsidiaries in the United Kingdom, Germany, Sweden, France and Belgium. We may also acquire additional international operations or assets through acquisitions. If we are unable to expand our international operations successfully and in a timely manner, or if these operations experience declining revenue growth, this could materially adversely affect our business and quarterly and annual operating results. We have only limited experience in marketing, selling and supporting our products internationally. Additionally, we do not have any experience in developing foreign language versions of our products. Such development may be more difficult or take longer than we anticipate. We may not be able to successfully market, sell, deliver and support our products internationally.

Risks of International Operations. International sales represented 29% of our total revenue in the fiscal year ended January 31, 2004 as compared to 29% and 19% in each of the fiscal years ended January 31, 2003 and 2002, respectively. Our international revenue is attributable principally to our European operations. Our international operations are, and any expanded international operations will be, subject to a variety of risks associated with conducting business internationally that could materially adversely affect our business and future quarterly and annual operating results, including the following:

•	Difficulties in staffing and managing international operations;

•	Limitation on repatriation of earnings;

•	Reduced protection of intellectual property rights in some countries;

•	Problems in collecting accounts receivable;

•	Longer payment cycles;

•	Fluctuations in currency exchange rates;

•	Inability to control or predict the levels of revenue produced by our international distributors;

•	Seasonal reductions in business activity during the summer months in Europe and certain other parts of the world;

•	Political instability or recessionary environments in foreign economies; and

•	Increases in tariffs, duties, price controls or other restrictions on foreign currencies or trade barriers imposed by foreign countries.

Fluctuations in the value of foreign currencies could result in currency transaction losses for SERENA.

A majority of our international business is conducted in foreign currencies, principally the British pound and euro. Fluctuations in the value of foreign currencies relative to the U.S. dollar will continue to cause currency transaction gains and losses. We cannot predict the effect of exchange rate fluctuations upon future quarterly and annual operating results. We may experience currency losses in the future. To date, we have not adopted a hedging program to protect SERENA from risks associated with foreign currency fluctuations.

We are subject to intense competition in the SCM industry and we expect to face increased competition in the future, including competition in the SCM distributed systems market.

We may not be able to compete successfully against current or future competitors and such inability would materially adversely affect our business, quarterly and annual operating results and financial condition. The market for our products is highly competitive and diverse. Moreover, the technology for SCM products may change rapidly. New products are frequently introduced, and existing products are continually enhanced. Competition may also result in changes in pricing policies by SERENA or our competitors, which could materially adversely affect our business and future quarterly and annual operating results. Competitors vary in size and in the scope and breadth of the products and services that they offer. Many of our current and potential competitors have greater financial, technical, marketing and other resources than we do. As a result, they may be able to respond more quickly to new or emerging technologies and changes in customer requirements. They may also be able to devote greater resources to the development, promotion and sale of their products than we can.

Mainframe Competition. We currently face competition from a number of sources, including:

•	Customers’ internal IT departments;

•	Providers of SCM products that compete directly with ChangeMan ZMF and Comparex such as Computer Associates, IBM and smaller private companies; and

•	Providers of application development programmer productivity and system management products such as Compuware, IBM and smaller private companies.

Competition in the Distributed Systems SCM Market. We also face significant competition as we develop, market and sell our distributed systems products, including ChangeMan DS and TeamTrack. If we are unable to successfully penetrate the distributed systems SCM market, our business and future quarterly and annual operating results will be materially adversely affected. Penetrating the existing distributed systems SCM market will be difficult. Competitors in the distributed systems market include IBM/Rational Software, Computer Associates, MERANT, Microsoft, Telelogic and other smaller private companies.

Future Competition. We may face competition in the future from established companies who have not previously entered the mainframe or distributed systems SCM market, or from emerging software companies. Barriers to entry in the software market are relatively low. Increased competition may materially adversely affect our business and future quarterly and annual operating results due to price reductions, reduced gross margins and reduction in market share. Established companies may not only develop their own mainframe or distributed systems SCM solutions, but they may also acquire or establish cooperative relationships with our current competitors, including cooperative relationships between large, established companies and smaller private companies. Because larger companies have significant financial and organizational resources available, they may be able to quickly penetrate the mainframe or distributed systems SCM market through acquisitions or strategic relationships and may be able to leverage the technology and expertise of smaller companies and develop successful SCM products for the mainframe. We expect that the software industry, in general, and providers of SCM solutions, in particular, will continue to consolidate. It is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share.

Bundling or Compatibility Risks. Our ability to sell our products also depends, in part, on the compatibility of our products with other third party products, particularly those provided by IBM. Developers of these third party products may change their products so that they will no longer be compatible with our products. These third party developers may also decide to bundle their products with other SCM products for promotional purposes. If that were to happen, our business and future quarterly and annual operating results may be materially adversely affected as we may be priced out of the market or no longer be able to offer commercially viable products.

Our executive officers and certain key personnel are critical to our business and such officers and key personnel may not remain with us in the future.

Our success will depend to a significant extent on the continued service of our senior executives and certain other key employees, including certain sales, consulting, technical and marketing personnel. If we lost the services of one or more of our executives or key employees, including if one or more of our executives or key employees decided to join a competitor or otherwise compete directly or indirectly with SERENA, this could materially adversely affect our business. In particular, we have historically relied on the experience and dedication of our product authors. With the exception of Douglas D. Troxel, SERENA’s founder, Chief Technology Officer and chairman of SERENA’s board of directors, the employment of all of our senior and key employees, including key product authors, is at will. Mr. Troxel’s employment is on a year-to-year basis. In addition, we do not maintain key man life insurance on our employees and have no plans to do so.

Our industry changes rapidly due to evolving technology standards and our future success will depend on our ability to continue to meet the sophisticated needs of our customers.

Our future success will depend on our ability to address the increasingly sophisticated needs of our customers by supporting existing and emerging hardware, software, database and networking platforms particularly for our distributed systems products. We will have to develop and introduce enhancements to our existing products and new products on a timely basis to keep pace with technological developments, evolving industry standards and changing customer requirements. We expect that we will have to respond quickly to rapid technological change, changing customer needs, frequent new product introductions and evolving industry standards that may render existing products and services obsolete. As a result, our position in existing markets or potential markets could be eroded rapidly by product advances. The life cycles of our products are difficult to estimate. Our growth and future financial performance will depend in part upon our ability to enhance existing applications, develop and introduce new applications that keep pace with technological advances, meet changing customer requirements and respond to competitive products. We expect that our product development efforts will continue to require substantial investments. We may not have sufficient resources to make the necessary investments. Any of these events could have a material adverse effect on our business, quarterly and annual operating results and financial condition.

Third parties in the future could assert that our products infringe their intellectual property rights, which could adversely affect our business.

Third parties may claim that our current or future products infringe their proprietary rights. Any claims of this type could affect our relationships with existing customers and may prevent future customers from licensing our products. Because we are dependent upon a limited number of products, any such claims, with or without merit, could be time consuming, result in costly litigation, cause product shipment delays or require us to enter into royalty or licensing agreements. Royalty or license agreements may not be available on acceptable terms or at all. We expect that software product developers will increasingly be subject to infringement claims as the number of products and competitors in the software industry segment grows and the functionality of products in different industry segments overlaps. As a result of these factors, infringement claims could materially adversely affect our business.

Errors in our products or the failure of our products to conform to specifications could result in our customers demanding refunds from us or asserting claims for damages against us.

Because our software products are complex, they often contain errors or “bugs” that can be detected at any point in a product’s life cycle. While we continually test our products for errors and work with customers through our customer support services to identify and correct bugs in our software, we expect that errors in our products will continue to be found in the future. Although many of these errors may prove to be immaterial, certain of these errors could be significant. Detection of any significant errors may result in, among other things, loss of, or delay in, market acceptance and sales of our products, diversion of development resources, injury to our reputation, or increased service and warranty costs. These problems could materially adversely affect our business and future quarterly and annual operating results. In the past we have discovered errors in certain of our products and have experienced delays in the shipment of our products during the period required to correct these errors. These delays have principally related to new version and product update releases. To date none of these delays have materially affected our business. However, product errors or delays in the future, including any product errors or delays associated with the introduction of our distributed systems products, could be material. In addition, in certain cases we have warranted that our products will operate in accordance with specified customer requirements. If our products fail to conform to such specifications, customers could demand a refund for the software license fee paid to us or assert claims for damages.

Product liability claims asserted against us in the future could adversely affect our business.

We may be subject to claims for damages related to product errors in the future. A material product liability claim could materially adversely affect our business. Our license agreements with our customers typically contain provisions designed to limit exposure to potential product liability claims. SERENA’s standard software licenses provide that if our products fail to perform, we will correct or replace such products. If these corrective measures fail, we may be required to refund the license fee for such nonperforming product. However, our standard license agreement limits our liability for non-performing products to the amount of license fee paid, if the license has been in effect for less than one year, or to the amount of the licensee’s current annual maintenance fee, if the license is more than one year old. Our standard license also provides that we shall not be liable for indirect or consequential damages caused by the failure of our products. Such limitation of liability provisions may, however, not be effective under the laws of certain jurisdictions to the extent local laws treat certain warranty exclusions as unenforceable. Although we have not experienced any product liability claims to date, the sale and support of our products entail the risk of such claims.

Risks Related to the Notes

The market price of the notes could be significantly affected by the market price of our common stock, which can be volatile, and other factors.

We expect that the market price of our notes will be significantly affected by the market price of our common stock which historically has been volatile. This may result in greater volatility in the market price of the notes than would be expected for nonconvertible debt securities. This volatility may be exaggerated if the trading volume of our common stock is low. In addition, the market price of our common stock, and therefore the notes, may fluctuate dramatically in response to a variety of factors, including:

•	Changes in estimates of our financial performance;

•	Shortfalls in revenues or net income expected by securities analysts;

•	Announcements of new products by us or our competitors;

•	Quarterly fluctuations in our financial results or the results of other software companies, including our direct competitors;

•	Changes in analysts’ estimates of our financial performance, the financial performance of competitors, or the financial performance of software companies in general;

•	General conditions in the software industry;

•	Changes in the amount we receive in royalties from IBM;

•	Changes in our license revenue mix among the various platforms;

•	Changes in prices for our products or competitors’ products;

•	Changes in revenue growth rates for us or our competitors;

•	Conditions in the financial markets;

•	General market or economic conditions;

•	The gain or loss of a significant customer or strategic relationship;

•	Changes in recommendations from securities analysts regarding our industry, our customers’ industries;

•	Announcements of technological or competitive developments; and

•	Acquisitions or entry into strategic alliances by our competitors or us.

Because of this volatility, we may fail to meet the expectations of our stockholders or of securities analysts at some time in the future and the trading prices of our securities could decline as a result.

The market price of our common stock has fluctuated dramatically since the terrorist attacks of September 11, 2001. For example, from the beginning of fiscal 2002 through January 31, 2004, the reported high and low sales prices of our common stock ranged from a low of $5.47 to a high of $34.12. In addition, the stock market has periodically experienced significant price and volume fluctuations that have particularly affected the market prices of common stock of technology companies. These changes have often been unrelated to the operating performance of particular companies. These broad market fluctuations may also negatively affect the market price of our common stock and the notes. In addition, the issuance of the notes may encourage short selling in our common stock by market participants.

Substantial leverage and debt service obligations may adversely affect our cash flow.

As a result of the sale of the notes, we incurred $220 million of indebtedness. There is the possibility that we may be unable to generate cash sufficient to pay the principal of, interest on and other amounts due in respect of our indebtedness when due. We are not restricted under the indenture governing the notes from incurring additional debt in the future.

Our substantial leverage could have significant negative consequences, including:

•	Increasing our vulnerability to general adverse economic and industry conditions;

•	Limiting our ability to obtain additional financing;

•	Requiring the dedication of a portion of our expected cash flow from operations to service our indebtedness, thereby reducing the amount of our expected cash flow available for other purposes, including capital expenditures;

•	Limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete; and

•	Placing us at a possible competitive disadvantage relative to less leveraged competitors and competitors that have better access to capital resources.

The notes are subordinated and we may incur additional debt.

The notes are unsecured (except to the limited extent described under “Description of Notes— Security”) and subordinated in right of payment in full to all of our senior indebtedness. As a result, in the event of our bankruptcy, liquidation or reorganization or upon acceleration of the notes due to an event of default under the indenture governing the notes and in certain other events, our assets will be available to pay obligations on the notes only after all senior indebtedness has been paid in full. In addition, payments on the notes will be blocked in the event of a payment default on certain senior indebtedness and may be blocked for up to 179 of 365 consecutive days in the event of certain nonpayment defaults on such debt. After retiring our senior indebtedness, we may not have sufficient assets remaining to pay amounts due on any or all of the notes then outstanding.

The notes are exclusively obligations of SERENA. A portion of our operations is conducted in part through subsidiaries. Our subsidiaries are separate legal entities and have no obligation to make any payments on the notes or to make any funds available for payment on the notes. The payment of dividends and the making of loans and advances to us by our subsidiaries may be subject to statutory or contractual restrictions, are dependent upon the earnings of those subsidiaries and are subject to various business considerations. Our right to receive assets of any of our subsidiaries upon their liquidation or reorganization (and the consequent right of the holders of the notes to participate in those assets) will be effectively subordinated to the claims of that subsidiary’s creditors (including trade creditors), except to the extent that we are reorganized as a creditor of such subsidiary, in which case our claims would still be subordinate to any security interests in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by us.

The indenture does not prohibit or limit us or our subsidiaries from incurring senior indebtedness or incurring other indebtedness and other liabilities. As of October 31, 2003, we had no senior indebtedness outstanding, and as of that same date our subsidiaries had approximately $6.1 million of outstanding liabilities to which the notes would have been effectively subordinated (excluding intercompany liabilities). We anticipate that from time to time we will incur additional senior indebtedness. We and our subsidiaries will also from time to time incur other additional indebtedness and liabilities. See “Description of Notes—Subordination of Notes.”

We may not have the ability to purchase the notes.

Upon the occurrence of a change in control, we would be required under the indenture governing the notes to purchase all outstanding notes tendered to us by the holders of such notes. In addition, you may require us to purchase your notes on December 15, 2008, December 15, 2013 or December 15, 2018. While we have the right, subject to certain conditions, to pay common stock for the purchase price in the event of a change in control, we cannot assure you that we will have sufficient financial resources, or will be able to arrange financing, to pay the purchase price in cash for all notes tendered by the holders and future credit facilities may restrict our ability to make such payments. A change in control may also constitute an event of default under any other agreement governing then-existing indebtedness and could prevent us from purchasing the notes. Any failure to purchase the notes when required will result in an event of default under the indenture. For more information, see “Description of Notes—Purchase at Option of the Holders” and “Description of Notes—Purchase at Option of Holders Upon a Change in Control.”

The notes are not protected by restrictive covenants.

The indenture governing the notes does not contain any financial or operating controls or restrictions on the payment of dividends, the incurrence of indebtedness or the issuance or repurchase of securities by us or any of our subsidiaries. For example, the indenture does not restrict our ability in the future to incur senior indebtedness. The indenture contains no covenants or other provisions to afford protection to holders of the notes in the event of a change in control involving us, except to the extent described under “Description of Notes.”

There is no public market for the notes, and the transfer of the notes and common stock will be restricted.

There has been no trading market for the notes prior to our December 2003 offering. The notes are currently eligible for trading through the PORTAL system. Notes sold pursuant to this prospectus will no longer be eligible to trade on the PORTAL system. Although the initial purchasers of the notes have advised us that they intend to make a market in the notes, they are not obligated to do so. The initial purchasers could stop making a market in the notes at any time without notice. In addition, their market-making activity will be subject to the limits imposed by the Securities Act and the Exchange Act. Accordingly, no market for the notes may develop, and any market that develops may not last. We do not intend to apply for listing of the notes on any securities exchange or other stock market.

If the notes are traded, they may trade at a discount from their initial offering price, depending on prevailing interest rates, the market for similar securities, the price of our shares of common stock, our performance and other factors.

Although we are required to use our reasonable best efforts under the registration rights agreement between us and the initial purchasers of the notes in the initial private placement to register the resale by the holders of the notes and the common stock into which the notes are convertible, we may fail to cause the registration statement to be declared effective by the SEC and, if declared effective, such registration statement may not be available to all holders at all times. We have filed the registration statement of which this prospectus is part in order to meet our obligations under the registration rights agreement. If the registration statement is not available and no applicable exemption is available, you will not be able to sell your notes or any common stock issued upon conversion of notes.

The conditional conversion feature of the notes could result in you receiving less than the value of the shares of common stock into which the notes are convertible.

The notes are convertible into shares of common stock only if specified conditions are met. If the specified conditions for conversion are not met, you will not be able to convert your notes, and you may not be able to receive the value of the shares of common stock into which the notes would otherwise be convertible.

Our reported earnings per share may be more volatile because of the contingent conversion provision of the notes.

Holders of the notes are entitled to convert the notes into our common stock if (1) the price of our common stock over a specified period exceeds a specified threshold, (2) the trading price of the notes falls below a specified threshold, (3) the notes have been called for redemption and (4) specified corporate transactions occur. Until one of these contingencies is met, the shares of common stock underlying the notes are not included in the calculation of our basic or fully diluted earnings per share. Should a contingency be met, fully diluted earnings per share would be expected to decrease as a result of the inclusion of the underlying shares of common stock in the fully diluted earnings per share calculation. Volatility in our common stock price could cause this condition to be met in one fiscal quarter and not in a subsequent fiscal quarter, increasing the volatility of our fully diluted earnings per share.

The notes may not be rated or may receive a lower rating than anticipated.

We believe it is unlikely that the notes will be rated. However, if one or more rating agencies rates the notes and assigns the notes a rating lower than the rating expected by investors, or reduces their rating in the future, the market price of the notes and our common stock would be harmed.

Provisions of our corporate documents may have anti-takeover effects that could prevent a change in control.

Provisions of our certificate of incorporation, bylaws and Delaware law could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. These provisions include authorizing the issuance of preferred stock without stockholder approval, prohibiting cumulative voting in the election of directors and prohibiting the stockholders from calling stockholders meetings, unless such stockholders hold shares of our common stock that entitle them to cast not less than 10% of the stockholder votes at that meeting. See “Description of Capital Stock.”

FORWARD-LOOKING STATEMENTS

Some of the statements contained in this prospectus, including the documents incorporated herein by reference, are forward-looking statements, including but not limited to those specifically identified as such, that involve risks and uncertainties. The statements contained herein that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, including statements regarding our expectations, beliefs, intentions or strategies regarding the future. All forward-looking statements included in this prospectus are based on information available to us on the date hereof, and we assume no obligation to update any such forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results to differ materially from those implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “intends,” “projects,” “predicts,” “target,” “goal,” “objectives,” “potential,” or “continue” or the negative of these terms or other comparable terminology. For such statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Risks and uncertainties that may affect our results are set forth in this prospectus under the heading “Risk Factors”, which we encourage you to read carefully. In addition, you should review the similar information under the caption “Factors Affecting Operating Results” in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K and most recent Quarterly Report on Form 10-Q, and in other reports we may file with the SEC. These factors are not intended to represent a complete list of the general or specific factors that may affect us. Other factors, including general economic factors and business strategies, may be significant, presently or in the future, and the factors set forth in this prospectus may affect us to a greater extent than indicated. You should not rely on these forward-looking statements, which reflect our position as of the date of this prospectus.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale by any selling securityholder of the notes or the underlying common stock issuable upon conversion of the notes.

DESCRIPTION OF THE NOTES

We issued the notes under an indenture dated as of December 15, 2003, between us, as issuer, and U.S. Bank National Association, as trustee. The terms of the notes include those provided in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended. The pledge agreement described under “—Security” sets forth the terms of the pledge that will secure the payment of the first six scheduled interest payments on the notes when due.

The following description is a summary of the material provisions of the indenture, the registration rights agreement and the pledge agreement. It does not restate those agreements in their entirety. We urge you to read the indenture, the registration rights agreement and the pledge agreement because they, and not this description, define your rights as a holder of the notes. The indenture, registration rights agreement and pledge agreement have been filed as exhibits to the registration statement of which this prospectus is part and are also available upon request from us.

Terms not defined in this description have the meanings given to them in the indenture. In this section, the words “we,” “us,” “our” or “SERENA” means SERENA Software, Inc., but do not include any current or future subsidiary of SERENA Software, Inc.

General

The notes:

•	except to the extent described under “—Security” below, are general subordinated unsecured obligations of SERENA;

•	except to the extent described under “—Security” below, are subordinated in right of payment to any existing and future senior indebtedness of SERENA; and

•	are structurally subordinated to any existing and future indebtedness and other liabilities of our subsidiaries.

As of October 31, 2003, we had no senior indebtedness outstanding, and as of that same date, our subsidiaries had approximately $6.1 million of outstanding liabilities (excluding intercompany liabilities). Except to the extent described under “—Security” below, payments on the notes will be subordinated in right of payment to the payment of our senior indebtedness.

The notes are convertible, subject to certain conditions, into our common stock as described under “—Conversion Rights.” The notes are limited to $220,000,000 in aggregate principal amount. The notes will mature on December 15, 2023. The notes will only be issued in denominations of $1,000 and multiples of $1,000.

We may redeem the notes at any time:

(1)	on or after December 15, 2006 and prior to December 15, 2008, if the closing sale price of our common stock has exceeded 130% of the conversion price then in effect for at least 20 trading days within a period of 30 consecutive trading days ending on the trading day before the date of mailing of the redemption notice; or

(2)	on or after December 15, 2008, in each case, upon at least 20 days’ but not more than 60 days’ notice by mail to holders of notes at a redemption price equal to 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest to, but excluding, the redemption date.

In the event of a change in control, you may require us to purchase the notes held by you as described under “—Purchase at Option of Holders Upon a Change in Control.” In addition, you may require us to purchase your notes on December 15, 2008, December 15, 2013 or December 15, 2018 in the manner described under “—Purchase at Option of the Holder.”

The notes bear interest at the rate of 1½% per year from the date of original issuance of the notes. Interest will be payable semi-annually in arrears on June 15 and December 15 of each year, commencing June 15, 2004, to holders of record at the close of business on the preceding June 1 and December 1, respectively. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. In the event of the maturity, conversion, redemption or purchase by us at the option of the holder, interest will cease to accrue on the note under the terms of and subject to the conditions of the indenture governing the notes.

Principal will be payable, and the notes may be presented for conversion, registration of transfer and exchange, without service charge, at our office or agency in New York City, which shall initially be the office or agency of the trustee in New York, New York.

The indenture does not contain any financial covenants or any restrictions on the payment of dividends, the repurchase of our securities or the incurrence by us or our subsidiaries of indebtedness. The indenture also does not contain any covenants or other provisions to afford protection to holders of the notes in the event of a highly leveraged transaction or a change in control of SERENA, except to the extent described under “—Purchase at Option of Holders Upon a Change in Control.”

Security

On December 15, 2003, we purchased and pledged to the trustee as security for the exclusive benefit of the holders of the notes (and not for the benefit of our other creditors), U.S. government securities in an amount as will be sufficient, upon receipt of scheduled interest and principal payments of such U.S. government securities, to provide for payment in full of the first six scheduled interest payments (up to and including the interest payment due on December 15, 2006), but not liquidated damages, on the notes when due. We used $9.591 million of the net proceeds from the offering to acquire such U.S. government securities.

The U.S. government securities were pledged by us to the trustee for the exclusive benefit of the holders of the notes and are held by the trustee in a pledge account. Immediately prior to each of the first six scheduled interest payment dates, the trustee will release from the pledge account proceeds sufficient to pay the interest then due on the notes if we have not made other provision for payment of such interest. A failure to pay interest on the notes when due for any of the first six scheduled interest payment dates will constitute an event of default under the indenture governing the notes, with no grace period.

The pledged U.S. government securities and the pledge account also secure the repayment of the principal amount and liquidated damages, if any, on the notes only to the extent provided in the following circumstance. If prior to December 15, 2006:

•	an event of default under the notes occurs and is continuing; and

•	the trustee or the holders of 25% in aggregate principal amount of the notes accelerate the notes by declaring the principal amount of the notes to be immediately due and payable (by written consent, at a meeting of noteholders or otherwise), except for the occurrence of an event of default relating to our bankruptcy, insolvency or reorganization, upon which the notes will be accelerated automatically;

then the proceeds from the pledged U.S. government securities will be promptly released for payment to note holders, subject to the automatic stay provisions of bankruptcy law, if applicable. Distributions from the pledge account will be applied:

•	first, to any accrued and unpaid interest on the notes; and

•	second, the balance of the proceeds of the pledge account, to repayment of a portion of the principal amount of the notes and liquidated damages, if any, due on the notes.

However, if any event of default is cured prior to the acceleration of the notes by the trustee or holders of the notes referred to above, the trustee and the holders of the notes will not be able to accelerate the notes as a result of that event of default.

For example, if the first two interest payments were made when due but the third interest payment was not made when due and the note holders promptly exercised their right to declare the principal amount of the notes to be immediately due and payable, then, assuming automatic stay provisions of bankruptcy law are inapplicable and the proceeds of the pledged U.S. government securities are promptly distributed from the pledge account,

•	an amount equal to the interest payment due on the third interest payment would be distributed from the pledge account as accrued interest; and

•	the balance of the proceeds of the pledge account would be distributed as a portion of the principal amount of the notes and liquidated damages, if any, due on the notes.

In addition, noteholders would have an unsecured subordinated claim against us for the remainder of the principal amount of their notes.

Once we make the first six scheduled interest payments on the notes, or at such earlier time when all of the notes have been redeemed, repurchased or converted, all of the remaining pledged U.S. government securities, if any, will be released to us from the pledge account.

Conversion Rights

The initial conversion rate is 45.0577, which is equal to the number of shares of common stock per $1,000 principal amount of notes into which the notes are initially convertible, subject to adjustment as specified below. The initial conversion rate is equivalent to an initial conversion price of approximately $22.194 per share. The conversion price applicable at any time is equal to the $1,000 principal amount of notes divided by the then effective conversion rate. Unless we have previously redeemed or purchased the notes, you will have the right, at your option, to convert any portion of the principal amount of any note that is an integral multiple of $1,000 into shares of our common stock at any time on or prior to the close of business on the maturity date only under the following circumstances:

(1)	prior to December 15, 2021, on any date during any fiscal quarter (and only during such fiscal quarter) after the fiscal quarter ending January 31, 2004, if the closing sale price of our common stock was more than 120% of the then current conversion price for at least 20 trading days in the period of the 30 consecutive trading days ending on the last trading day of the previous fiscal quarter;

(2)	on or after December 15, 2021, at all times on or after any date on which the closing sale price of our common stock is more than 120% of the then current conversion price of the notes;

(3)	until the close of business on the business day prior to the redemption date if we elect to redeem the notes;

(4)	if we distribute to all or substantially all holders of our common stock rights, options or warrants entitling them to purchase common stock at less than the closing sale price of our common stock on the day preceding the declaration for such distribution;

(5)	if we distribute to all or substantially all holders of our common stock cash, assets, debt securities or capital stock, which distribution has a per share value as determined by our board of directors exceeding 10% of the closing sale price of our common stock on the day preceding the declaration for such distribution;

(6)	upon the occurrence of specified corporate transactions, as described below; or

(7)	during the five consecutive business day period following any five consecutive trading day period ending at any time on or prior to December 15, 2018 in which the average of the trading price for the notes for such five trading day period was less than 98% of the average of the closing sale prices of our common stock during such five trading day period multiplied by the then current conversion rate, as described in more detail below in “—Conversion Upon Satisfaction of Trading Price Condition;” we refer to this condition as the “trading price condition”.

In the case of clauses (4) and (5) immediately above, we must notify holders of notes at least 20 days prior to the ex-dividend date for such distribution. Once we have given such notice, holders may surrender their notes for conversion at any time until the earlier of the close of business on the business day prior to the ex-dividend date or our announcement that such distribution will not take place. In the case of a distribution identified in clauses (4) and (5) immediately above, the ability of a holder of notes to convert would not be triggered if the holder may participate in the distribution without conversion.

In addition to the above, if:

•	we are party to a consolidation, merger or binding share exchange pursuant to which all or substantially all of our common stock would be converted into cash, securities or other property;

•	a change in control (as defined under “—Purchase at Option of Holders Upon a Change in Control”) occurs; or

•	an event occurs that would have been a change in control but for the existence of one of the change in control exceptions under “—Purchase at Option of Holders Upon a Change in Control,”

then you may surrender notes for conversion at any time from and after the date that is 15 days prior to the anticipated effective date of the transaction until 15 days after the actual date of such transaction. If we are a party to a consolidation, merger or binding share exchange pursuant to which all or substantially all of our common stock is converted into cash, securities or other property, then at the effective time of the transaction, the right to convert a note into our common stock will be changed into a right to convert the notes into the kind and amount of cash, securities or other property that the holder would have received if the holder had converted its notes immediately prior to the transaction. If the transaction also constitutes a “change in control,” as defined below, the holder can require us to purchase all or a portion of its notes as described under “—Purchase at Option of Holders Upon a Change in Control.” If you have exercised your right to require us to purchase your notes as described under “—Purchase at Option of Holders Upon a Change in Control,” you may convert your notes into our common stock only if you withdraw your change in control purchase notice and convert your notes prior to the close of business on the business day immediately preceding the applicable purchase date.

Conversion Upon Satisfaction of Trading Price Condition

You may surrender your notes for conversion into our common stock during the five business day period following any five consecutive trading day period ending at any time on or prior to December 15, 2018, in which the average of the “trading price” per $1,000 principal amount of notes, as determined following a request by a holder of notes in accordance with the procedures described below, for such five trading day period was less than 98% of the product of the average of the closing sale prices of our common stock and the then current conversion rate (the “trading price condition”); provided that if on the date of any conversion pursuant to the trading price condition the closing sale price of our common stock is greater than or equal to the then current conversion price and less than or equal to 120% of the then current conversion price, then you will receive, instead of common stock based on the conversion rate, cash or common stock, at our option, with a value equal to the principal amount of your notes (“principal value conversion”). If you surrender your notes for conversion and it is a principal value conversion, we will notify you by the second trading day following the date of conversion whether we will pay you the principal amount in cash or common stock. Any common stock delivered upon a principal value conversion will be valued at the greater of the conversion price on the conversion date and the applicable share price (as defined below) as of the conversion date.

The “trading price” of the notes on any date of determination means the average of the secondary market bid quotations per note obtained by the trustee for $5,000,000 principal amount of the notes at approximately 3:30 p.m., New York City time, on such determination date from two independent nationally recognized securities dealers we select, which may include one or more of the underwriters, provided that if at least two such bids cannot reasonably be obtained by the trustee, but one such bid can reasonably be obtained by the trustee, this one bid will be used. If the trustee cannot reasonably obtain at least one bid for $5,000,000 principal amount of the notes from a nationally recognized securities dealer or in our reasonable judgment, the bid quotations are not indicative of the secondary market value of the notes, then the trading price of the notes will be deemed to be less than 98% of the applicable conversion rate of the notes multiplied by the sale price of our common stock on such determination date.

The “applicable share price” shall mean the average of the closing sale prices of our common stock over the five trading day period starting the third trading day following the conversion date of the notes.

The trustee will determine the trading price of the notes upon our request. We will have no obligation to make that request unless a holder of notes provides us with reasonable evidence that the trading price of the notes may be less than 98% of the average sales price of our common stock multiplied by the applicable conversion rate for the applicable period. If a holder provides such evidence, we will instruct the trustee to determine the trading price of the notes for the applicable period.

General Conversion Provisions and Procedures

You may convert all or part of any note by delivering the note at the Corporate Trust Office of the trustee in the Borough of Manhattan, The City of New York, accompanied by a duly signed and completed conversion notice, a copy of which may be obtained by the trustee. The conversion date will be the date on which the note and the duly signed and completed conversion notice are so delivered.

As promptly as practicable on or after the conversion date, we will issue and deliver to the trustee a certificate or certificates for the number of full shares of our common stock issuable upon conversion, together with payment in lieu of any fraction of a share. The certificate will then be sent by the trustee to the conversion agent for delivery to the holder. The shares of our common stock issuable upon conversion of the notes will be fully paid and nonassessable and will entitle the holders to the same rights as other shares of our common stock.

No payment or adjustment for any dividends in respect of our common stock will be made upon conversion. Holders of our common stock issued upon conversion will not be entitled to receive any dividends payable to holders of our common stock as of any record date before the close of business on the conversion date. We will not issue fractional shares upon conversion. Instead, we will pay cash based on the closing sale price of our common stock on the conversion date.

You will not be required to pay any transfer, stamp or similar taxes or duties relating to the issue or delivery of our common stock on conversion, but you will be required to pay tax with respect to cash received in lieu of fractional shares and any transfer, stamp or similar taxes and duties relating to any transfer involved in the issue or delivery of our common stock in a name other than yours. Certificates representing shares of our common stock will not be issued or delivered unless all such taxes and duties, if any, payable by you have been paid.

Except as set forth below, we will not make any payment or other adjustment for accrued interest on the notes or dividends on any common stock issued upon conversion of the notes. If you submit your notes for conversion between a record date and the opening of business on the next interest payment date (except (1) for notes or portions of notes called for redemption or subject to purchase at your option on a redemption date or a purchase date, as the case may be, occurring during the period from the close of business on the record date and ending on the opening of business on the fifth business day after that interest payment date or (2) if you submit your notes for conversion between the record date for the final interest payment and the opening of business on the final interest payment date), you must pay funds equal to the interest payable on that interest payment date on the principal amount being converted unless a default exists at the time of conversion. As a result of the foregoing provisions, if one of the exceptions described in the preceding sentence does not apply and you surrender your notes for conversion on a date that is not an interest payment date, you will not receive any interest for the period from the interest payment date next preceding the date of conversion or for any later period.

The initial conversion rate will be adjusted for certain future events, including:

(1)	the issuance of our common stock as a dividend or distribution on our common stock;

(2)	certain subdivisions and combinations of our common stock;

(3)	the issuance to all holders of our common stock of certain rights or warrants to purchase our common stock or securities convertible into our common stock for a period of not more than 60 days at less than, or having a conversion price per share less than, the current market price of our common stock;

(4)	the dividend or other distribution to all holders of our common stock of cash, property or securities, including shares of capital stock or similar equity interests, but excluding our common stock, and those rights and warrants referred to in clause (3) above; and

(5)	the purchase of our common stock pursuant to a tender offer or exchange offer made by us or any of our subsidiaries.

We will not make any adjustments if holders of notes may participate in the transactions described above without converting their notes.

In the event that we pay a dividend or make a distribution on shares of our common stock consisting of capital stock of, or similar equity interests in, as described in clause (4) above, a subsidiary or other business unit of ours, the conversion rate will be adjusted based on the market value of the securities so distributed relative to the market value of our common stock, in each case based on the average closing sale prices of those securities for the 10 trading days commencing on and including the fifth trading day after the date on which “ex-dividend trading” commences for such dividend or distribution on the NASDAQ National Market or such other national or regional exchange or market on which the securities are then listed or quoted.

No adjustment in the conversion rate will be required unless such adjustment would require a change of at least 1% in the then effective conversion rate. Any adjustment that would otherwise be required to be made shall be carried forward and taken into account in any subsequent adjustment. Except as stated above, the conversion rate will not be adjusted for the issuance of common stock or any securities convertible into or exchangeable for our common stock or carrying the right to purchase any of the foregoing.

In the case of:

•	any reclassification or change of our common stock (other than changes resulting from changes in par value or as a result of a subdivision or combination);

•	a consolidation, merger or combination involving us;

•	a sale or conveyance to another corporation of all or substantially all of our property and assets; or

•	any statutory share exchange,

in each case, as a result of which holders of our common stock are entitled to receive stock, other securities, other property or assets (including cash or any combination thereof) with respect to or in exchange for our common stock, the holders of the notes then outstanding will be entitled thereafter to convert such notes into the kind and amount of shares of stock, other securities or other property or assets (including cash or any combination thereof) which they would have owned or been entitled to receive upon such reclassification or change of our common stock, consolidation, merger, combination, sale, conveyance or statutory share exchange had such notes been converted into our common stock immediately prior to such reclassification, change, consolidation, merger, combination, sale, conveyance or statutory share exchange. We may not become a party to any such transaction unless its terms are consistent with the foregoing.

In addition, the indenture governing the notes provides that upon conversion of the notes, the holders of such notes will receive, in addition to the shares of common stock issuable upon such conversion, the rights related to such common stock pursuant to any future stockholder rights plan, whether or not such rights have separated from the common stock at the time of such conversion. However, there shall not be any adjustment to the conversion rate as a result of:

•	the issuance of the rights;

•	the distribution of separate certificates representing the rights;

•	the exercise or redemption of such rights in accordance with any rights agreement; or

•	the termination or invalidation of the rights.

If a taxable distribution to holders of our common stock or other event occurs which results in any adjustment of the conversion rate, the holders of notes may, in certain circumstances, be deemed to have received a distribution subject to U.S. income tax as a dividend. In certain other circumstances, the absence of such an adjustment may result in a taxable dividend to the holders of common stock. See “U.S. Federal Income Tax Considerations.”

We may from time to time, to the extent permitted by law, increase the conversion rate of the notes by any amount for any period of at least 20 days. In that case, we will give at least 15 days’ notice of such increase. We may, but are under no obligation to, make such increases in the conversion rate, in addition to those set forth above, as our board of directors deems advisable to avoid or diminish any income tax to holders of our common stock resulting from any dividend or distribution of stock or rights to acquire stock or from any event treated as such for income tax purposes. See “U.S. Federal Income Tax Considerations.”

Optional Redemption

Prior to December 15, 2006, the notes will not be redeemable. We may redeem the notes at our option at any time:

(1)	on or after December 15, 2006 and prior to December 15, 2008, if the closing sale price of our common stock exceeds 130% of the conversion price then in effect for at least 20 trading days within a period of 30 consecutive trading days ending on the trading day before the date of mailing of the redemption notice; or

(2)	on or after December 15, 2008, in each case, for cash in whole, or from time to time in part, at a redemption price equal to 100% of the principal amount of notes being redeemed, plus the accrued and unpaid interest to, but excluding, the redemption date.

If the redemption date falls after a record date for any interest payment but on or before the related interest payment date, interest will be paid to the record holder on the relevant record date. We will give at least 20 days’ but not more than 60 days’ notice of redemption by mail to holders of notes. Notes or portions of notes called for redemption will be convertible by the holder until the close of business on the business day prior to the redemption date.

If we do not redeem all of the notes, the trustee will select the notes to be redeemed in principal amounts of $1,000 or integral multiples of $1,000 by lot or on a pro rata basis. If any notes are to be redeemed in part only, we will issue a new note or notes in principal amount equal to the unredeemed principal portion thereof. If a portion of your notes is selected for partial redemption and you convert a portion of your notes, the converted portion will be deemed to be taken from the portion selected for redemption.

Purchase at Option of Holders

You have the right to require us to purchase for cash your notes on December 15, 2008, December 15, 2013 and December 15, 2018. We will be required to purchase any outstanding note for which you deliver a written purchase notice to the paying agent. This notice must be delivered during the period beginning at any time from the opening of business on the date that is 20 business days prior to the purchase date until the close of business on the purchase date. If a purchase notice is given and withdrawn during that period, we will not be obligated to purchase the notes or portion of notes listed in the notice of withdrawal. Our purchase obligation will be subject to certain additional conditions.

The purchase price payable for a note will be equal to 100% of its principal amount, plus accrued and unpaid interest to, but excluding, the purchase date.

Your right to require us to purchase notes is exercisable by delivering a written purchase notice to the paying agent within 20 business days of the purchase date until the close of business on the purchase date. The paying agent initially will be the trustee.

The purchase notice must state:

•	if certificated notes have been issued, the note certificate numbers (or, if your notes are not certificated, your purchase notice must comply with appropriate DTC procedures);

•	the portion of the principal amount of notes to be purchased, which must be in $1,000 multiples; and

•	that the notes are to be purchased by us pursuant to the applicable provisions of the notes and the indenture governing the notes.

You may withdraw any written purchase notice with respect to all or a portion of the notes to which such written purchase notice relates by delivering a written notice of withdrawal to the paying agent prior to the close of business on the purchase date. The withdrawal notice must state:

•	the principal amount of the withdrawn notes which must be in multiples of $1,000;

•	if certificated notes have been issued, the certificate numbers of the withdrawn notes (or, if your notes are not certificated, your withdrawal notice must comply with appropriate DTC procedures); and

•	the principal amount, if any, which remains subject to the purchase notice.

We must give notice of an upcoming purchase date to all note holders not less than 20 business days prior to the purchase date at their addresses shown in the register of the registrar. We will also give notice to beneficial owners as required by applicable law. This notice will state, among other things, the procedures that holders must follow to require us to purchase their notes.

Payment of the purchase price for a note for which a purchase notice has been delivered and not withdrawn is conditioned upon book-entry transfer or delivery of the note, together with necessary endorsements, to the paying agent at its office in the Borough of Manhattan, The City of New York, or any other office of the paying agent, at any time after delivery of the purchase notice. Payment of the purchase price for the note will be made promptly following the later of the purchase date and the time of book-entry transfer or delivery of the note. If the paying agent holds money or securities sufficient to pay the purchase price of the note on the business day following the purchase date, then, on and after the date:

•	the note will cease to be outstanding;

•	interest will cease to accrue; and

•	all other rights of the holder will terminate.

This will be the case whether or not book-entry transfer of the note has been made or the note has been delivered to the paying agent, and all other rights of the note holder will terminate, other than the right to receive the purchase price upon delivery of the note.

Our ability to purchase notes with cash may be limited by the terms of our then-existing borrowing agreements. Even though we become obligated to purchase any outstanding note on a purchase date, we may not have sufficient funds to pay the purchase price on that purchase date. If we fail to purchase the notes when required, this failure will constitute an event of default under the indenture governing the notes. See “Risk Factors—We may not have the ability to purchase the notes.”

We will comply with any applicable provisions of Rule 13e-4 and any other tender offer rules under the Exchange Act.

Purchase at Option of Holders Upon a Change in Control

If a change in control occurs as set forth below, each holder of notes will have the right to require us to purchase all of such holder’s notes, or any portion of those notes that is equal to $1,000 or a whole multiple of $1,000, on the date that is 45 days after the date we give notice of the change in control at a purchase price equal to 100% of the principal amount of the notes to be purchased, together with interest accrued and unpaid to, but excluding, the purchase date; provided that, if such purchase date falls after a record date for any interest payment but on or before the related interest payment date, then the interest payable on such date shall be paid to the holder of record of the notes on the relevant record date.

We may, at our option, in lieu of paying the purchase price in cash, pay the purchase price in common stock valued at 95% of the average of the closing sale prices of the common stock for the five trading days immediately preceding the second trading day prior to the purchase date; provided that payment may not be made in common stock unless we satisfy certain conditions with respect to such payment prior to the purchase date as provided in the indenture governing the notes.

Within 30 days after the occurrence of a change in control, we are required to give notice to all holders of record of notes, as provided in the indenture, of the occurrence of the change in control and of their resulting purchase right. We must also deliver a copy of our notice to the trustee. In order to exercise the purchase right, a holder of notes must deliver, on or before the close of business on the business day before the change of control purchase date referenced in the preceding paragraph, written notice to the trustee of the holder’s exercise of its purchase right, together with the notes with respect to which the right is being exercised (which must be in $1,000 multiples).

Under the indenture governing the notes, a “change in control” of SERENA, or any successor entity who is subject to the terms of the indenture, will be deemed to have occurred at such time after the original issuance of the notes when the following has occurred:

•	the acquisition by any person of beneficial ownership, directly or indirectly, through a purchase, merger (except a merger involving SERENA described in the following paragraph) or other acquisition transaction or series of transactions, of shares of our capital stock entitling that person to exercise 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in elections of directors, other than any acquisition by us, any of our subsidiaries or any of our employee benefit plans;

•	our consolidation or merger with or into any other person, any merger of another person into us, or any conveyance, transfer, sale, lease or other disposition of all or substantially all of our properties and assets to another person (other than to one or more of our wholly-owned subsidiaries), other than:

(1)	any transaction pursuant to which holders of our capital stock immediately prior to the transaction are entitled to exercise, directly or indirectly, 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in the election of directors of the continuing or surviving person immediately after the transaction; or

(2)	any merger solely for the purpose of changing our jurisdiction of incorporation and resulting in a reclassification, conversion or exchange of outstanding shares of common stock solely into shares of common stock of the surviving entity;

•	during any consecutive two-year period, individuals who at the beginning of that two-year period constituted our board of directors (together with any new directors whose election to our board of directors, or whose nomination for election by our stockholders, was approved by a vote of a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease to constitute a majority of our board of directors then in office; or

•	our stockholders pass a resolution approving a plan of liquidation or dissolution.

However, a change in control will not be deemed to have occurred if either:

•	the closing sale price of our common stock for any five trading days during the ten trading days immediately preceding the change in control is at least equal to 120% of the conversion price in effect on such day; or

•

in the case of a merger or consolidation, 90% of the consideration (excluding cash payments for fractional shares and cash payments made pursuant to dissenters’ appraisal rights) in a merger or consolidation otherwise constituting a change in control consists of shares of common stock, depositary receipts, ordinary shares or other certificates representing common equity interests traded on a U.S. national securities exchange or quoted on the NASDAQ National Market, or will be so traded or quoted immediately following such merger or consolidation, and as a result of such merger or consolidation the notes become convertible solely into such common stock, depositary receipts, ordinary shares or other certificates representing common equity interests;

Beneficial ownership shall be determined in accordance with Rule 13d-3 promulgated by the SEC under the Exchange Act. The term “person” includes any syndicate or group that would be deemed to be a “person” under Section 13(d)(3) of the Exchange Act.

Rule 13e-4 under the Exchange Act requires the dissemination of information to security holders if an issuer tender offer occurs and may apply if the purchase option becomes available to holders of the notes. We will comply with this rule to the extent applicable at that time.

We may, to the extent permitted by applicable law, at any time purchase the notes in the open market or by tender at any price or by private agreement. Any note purchased by us (A) on or prior to the date that is two years from the latest issuance of the notes shall be surrendered to the trustee for cancellation, or (B) after such date, may (to the extent permitted by applicable law) be reissued or sold or may be surrendered to the trustee for cancellation. Any notes surrendered to the trustee may not be reissued or resold and will be canceled promptly.

Our ability to purchase notes upon the occurrence of a change in control is subject to important limitations. The occurrence of a change in control could cause a mandatory prepayment of, or an event of default under, or be prohibited or limited by, our future indebtedness. We cannot assure you that we would have the financial resources, or would be able to arrange financing, to pay the purchase price for all the notes that might be delivered by holders of notes seeking to exercise the purchase right. Any failure by us to purchase the notes when required following a change in control would result in an event of default under the indenture governing the notes, whether or not such purchase is permitted by the subordination provisions of the indenture. Any such default may, in turn, cause a default under our future indebtedness, including our then existing senior indebtedness.

Subordination of Notes

The payment of principal of and interest (including liquidated damages, if any) on the notes are subordinated in right of payment, as set forth in the indenture, to the prior payment in full in cash or cash equivalents (or otherwise to the extent holders accept satisfaction of amounts due by settlement in other than cash or cash equivalents) of all senior indebtedness whether outstanding on the date of the indenture or thereafter incurred. The notes also are structurally subordinated to all indebtedness and other liabilities, including trade payables, but excluding intercompany liabilities, of our subsidiaries. In the event of any insolvency or bankruptcy case or proceeding, or any receivership, liquidation, reorganization or other similar case or proceeding in connection therewith, relating to SERENA or to its assets, or any liquidation, dissolution or other winding-up of SERENA, whether voluntary or involuntary, or any assignment for the benefit of creditors or other marshaling of assets or liabilities of SERENA, except in connection with the consolidation or merger of SERENA or its liquidation or dissolution following the conveyance, transfer or lease of its properties and assets substantially upon the terms and conditions described under “—Consolidation, Mergers and Sales of Assets” below, the holders of senior indebtedness will be entitled to receive payment in full in cash or cash equivalents (or otherwise to the extent holders accept satisfaction of amounts due by settlement in other than cash or cash equivalents) of all senior indebtedness, or provision shall be made for such payment, before the holders of notes will be entitled to receive any payment or distribution of any kind or character (other than (a) payments contemplated under “—Security” above and (b) payments or distributions in the form of Permitted Junior Securities, whether on account of principal of or liquidated damages, if any, or interest on the notes). Any payment or distribution of assets of SERENA of any kind or character, whether in cash, property or securities (other than (x) payments contemplated under “—Security” above and (y) payments or distributions in the form of Permitted Junior Securities) by set-off or otherwise, to which the holders of the notes or the trustee would be entitled but for the provisions of the indenture relating to subordination shall be paid by the liquidating trustee or agent or other person making such payment or distribution directly to the holders of senior indebtedness or their representatives ratably according to the aggregate amounts remaining unpaid on account of the senior indebtedness to the extent necessary to make payment in full in cash or cash equivalents (or otherwise to the extent holders accept satisfaction of amounts due by settlement in other than cash or cash equivalents) of all senior indebtedness remaining unpaid, or to have such payment duly provided for, after giving effect to any concurrent payment or distribution to the holders of such senior indebtedness. No payment or distribution of any assets of SERENA of any kind or character, whether in cash, property or securities (other than (a) payments contemplated under “—Security” above and (b) payments in the form of Permitted Junior Securities), may be made by or on behalf of SERENA on account of principal of or interest or liquidated damages, if any, on the notes or on account of the purchase, redemption or other acquisition of notes upon the occurrence of any Payment Default until such Payment Default shall have been cured or waived in writing or shall have ceased to exist or the senior indebtedness giving rise to such Payment Default shall have been discharged or paid in full in cash or cash equivalents (or otherwise to the extent holders accept satisfaction of amounts due by settlement in other than cash or cash equivalents).

No payment or distribution of any assets of SERENA of any kind or character, whether in cash, property or securities (other than (a) payments contemplated under “—Security” above and (b) payments in the form of Permitted Junior Securities), may be made by or on behalf of SERENA on account of principal of or interest or liquidated damages, if any, on the notes or on account of the purchase, redemption or other acquisition of notes during a Payment Blockage Period arising as a result of a Non-Payment Default.

A “Payment Blockage Period” will commence upon the date of receipt by the trustee of written notice from the representative of the holders of the Designated Senior Indebtedness in respect of which the Non-Payment Default exists and shall end on the earliest of:

•	179 days thereafter (provided that any Designated Senior Indebtedness as to which notice was given shall not theretofore have been accelerated);

•	the date on which such Non-Payment Default is cured, waived or ceases to exist;

•	the date on which such Designated Senior Indebtedness is discharged or paid in full; or

•	the date on which such Payment Blockage Period shall have been terminated by written notice to the trustee or SERENA from the representative initiating such Payment Blockage Period;

after which SERENA will resume making any and all required payments in respect of the notes, including any missed payments and additional interest. No more than one Payment Blockage Period may be commenced during any period of 365 consecutive days. No Non-Payment Default that existed or was continuing on the date of the commencement of any Payment Blockage Period will be, or can be made, the basis for the commencement of a subsequent Payment Blockage Period, unless such Non-Payment Default has been cured or waived for a period of not less than 90 consecutive days subsequent to the commencement of such initial Payment Blockage Period.

In the event that, notwithstanding the provisions of the preceding four paragraphs, any payment or distribution shall be received by the trustee or any holder of the notes which is prohibited by such provisions, then and in such event such payment shall be held for the benefit of, and paid over and delivered by such trustee or holder to, the representatives of holders of senior indebtedness, as their interest may appear, for application to senior indebtedness to the extent necessary to pay or to provide for the payment of all such senior indebtedness in full in cash or cash equivalents (or otherwise to the extent holders accept satisfaction of amounts due by settlement in other than cash or cash equivalents). After all senior indebtedness is paid in full and until the notes are paid in full, holders of the notes shall be subrogated (equally and ratably with all other indebtedness that is equal in right of payment to the notes) to the rights of holders of senior indebtedness to receive distributions applicable to senior indebtedness to the extent that distributions otherwise payable to the holders of the notes have been applied to the payment of senior indebtedness.

By reason of such subordination, in the event of liquidation, receivership, reorganization or insolvency of SERENA, our general creditors may recover less, ratably, than holders of senior indebtedness.

“Designated Senior Indebtedness” means our obligations under any particular senior indebtedness that expressly provides that such senior indebtedness shall be “Designated Senior Indebtedness” for purposes of the indenture (provided that the instrument, agreement or other document may place limitations and conditions on the right of senior indebtedness to exercise the rights of Designated Senior Indebtedness).

“indebtedness” means, with respect to any person, without duplication:

•	all obligations and other liabilities, contingent or otherwise, of such person for borrowed money (including overdrafts) to the extent such obligations and other liabilities would appear as a liability upon the consolidated balance sheet of such a person in accordance with generally accepted accounting principles or for the deferred purchase price of property or services, excluding any trade payables and other accrued current liabilities incurred in the ordinary course of business, but including, without limitation, all obligations, contingent or otherwise, of such person in connection with any letters of credit and acceptances issued under letter of credit facilities, acceptance facilities or other similar facilities;

•	all obligations of such person evidenced by bonds, credit or loan agreements, notes, debentures or other similar instruments to the extent such obligations would appear as a liability upon the consolidated balance sheet of such person in accordance with generally accepted accounting principles;

•	indebtedness of such person created or arising under any conditional sale or other title retention agreement with respect to property acquired by such person (even if the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property) but excluding trade payables arising in the ordinary course of business;

•	all obligations and liabilities, contingent or otherwise, in respect of leases of the person required, in conformity with generally accepted accounting principles, to be accounted for as capitalized lease obligations on the consolidated balance sheet of the person;

•	all net obligations of such person under or in respect of interest rate agreements, currency agreements or other swap, cap floor or collar agreements, hedge agreements, forward contracts or similar instruments or agreements or foreign currency, hedge, exchange or purchase or similar instruments or agreements;

•	all indebtedness referred to in (but not excluded from) the preceding clauses of other persons, the payment of which is secured by (or for which the holder of such indebtedness has an existing right, contingent or otherwise, to be secured by) any lien or with respect to property, including, without limitation, accounts and contract rights, owned by such person, even though such person has not assumed or become liable for the payment of such indebtedness (the amount of such obligation being deemed to be the lesser of the value of such property or asset or the amount of the obligation so secured);

•	all guarantees by such person of indebtedness referred to in this definition or of any other person;

•	the present value of the obligation of such person as lessee for net rental payments (excluding all amounts required to be paid on account of maintenance and repairs, insurance, taxes, assessments, water, utilities and similar charges to the extent included in such rental payments) during the remaining term of the lease included in any sale and leaseback transaction including any period for which such lease has been extended or may, at the option of the lessor, be extended. This present value shall be calculated using a discount rate equal to the rate of interest implicit in such transaction, determined in accordance with accounting principles generally accepted in the United States; and

•	any and all refinancings, replacements, deferrals, renewals, extensions and refundings of or amendments, modifications or supplements to, any indebtedness, obligation or liability of the kind described in the clauses above.

“Non-Payment Default” means any event of default with respect to any Designated Senior Indebtedness other than any Payment Default pursuant to which the maturity thereof may be accelerated.

A “Payment Default” shall mean a default in payment, whether at scheduled maturity, upon scheduled installment, by acceleration or otherwise, of principal, or premium, if any, or interest on senior indebtedness beyond any applicable grace period.

“Permitted Junior Securities” means any equity securities of SERENA or any successor obligor.

“senior indebtedness” means any indebtedness of SERENA, unless by the terms of the instrument creating or evidencing such indebtedness, such indebtedness is expressly designated equal or junior in right of payment to the notes.

Notwithstanding the foregoing, “senior indebtedness” shall not include:

•	indebtedness evidenced by the notes; and

•	indebtedness of SERENA to any subsidiary or any other affiliate of SERENA or any of such affiliate’s subsidiaries.

Any right by us to receive the assets of any of our subsidiaries upon the liquidation or reorganization thereof, and the consequent right of the holders of the notes to participate in these assets, will be structurally subordinated to the claims of that subsidiary’s creditors (including trade creditors) except to the extent that we are recognized as a creditor of such subsidiary, in which case our claims would still be subordinate to any security interests in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by us.

Our subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the notes or to make any funds available therefor, whether by dividends, loans or other payments. In addition, the payment of dividends and the making of loans and advances to us by our subsidiaries may be subject to statutory, contractual or other restrictions and are dependent upon the earnings or financial conditions of those subsidiaries and subject to various business considerations. As a result, we may be unable to gain access to the cash flow or assets of our subsidiaries.

As of October 31, 2003, we had no senior indebtedness, and as of that same date our subsidiaries had approximately $6.1 of outstanding liabilities (excluding intercompany liabilities).

Event of Default

Each of the following constitutes an event of default under the indenture governing the notes:

(1)	our failure to pay when due the principal of, or premium, if any, on any of the notes at maturity, upon redemption, purchase or otherwise, whether or not such payment is prohibited by the subordination provisions of the indenture;

(2)	our failure to pay an installment of interest, including liquidated damages, if any, on any of the notes that continues for 30 days after the date when due, whether or not such payment is prohibited by the subordination provisions of the indenture, provided that a failure to make any of the first six scheduled interest payments on the notes on the applicable interest payment date will constitute an event of default with no grace or cure period;

(3)	our failure to perform or observe any other term, covenant or agreement contained in the notes or the indenture for a period of 45 days after written notice of such failure, requiring us to remedy the same, shall have been given to us by the trustee or to us and the trustee by the holders of at least 25% in aggregate principal amount of the notes then outstanding;

(4)	our failure to timely provide notice of a change in control for a period of five days after written notice of such failure, requiring us to remedy the same, shall have been given to us by the trustee or to us and the trustee by the holders of at least 25% in aggregate principal amount of the notes then outstanding;

(5)	our failure to make any payment by the end of the applicable grace period, if any, after the maturity of any indebtedness for borrowed money in an amount in excess of $15 million, or there is an acceleration of indebtedness for borrowed money in an amount in excess of $15 million because of a default with respect to such indebtedness without such indebtedness having been discharged or such acceleration having been cured, waived, rescinded or annulled, in either case, for a period of 30 days after written notice to us by the trustee or to us and the trustee by holders of at least 25% in aggregate principal amounts of the notes then outstanding;

(6)	certain events of our bankruptcy, insolvency or reorganization or that of any significant subsidiaries;

(7)	our filing of, or any of our significant subsidiaries’ filing of, a voluntary petition seeking liquidation, reorganization arrangement, readjustment of debts or for any other relief under the federal bankruptcy code; and

(8)	the pledge agreement ceases to be in full force and effect, or enforceable, prior to the expiration thereof in accordance with its terms.

The indenture provides that the trustee shall, within 90 days of the occurrence of an event of default, give to the registered holders of the notes notice of all uncured defaults known to it, but the trustee shall be protected in withholding such notice if it, in good faith, determines that the withholding of such notice is in the best interest of such registered holders, except in the case of a default in the payment of the principal of, or premium, if any, or interest on, any of the notes when due or in the payment of any redemption or purchase obligation.

If an event of default specified in clause (6) or clause (7) above occurs and is continuing with respect to SERENA, then automatically the principal of all the notes and the interest thereon shall become immediately due and payable. If an event of default shall occur and be continuing, other than with respect to clause (6) or clause (7) above with respect to SERENA, the default not having been cured or waived as provided under “—Modifications and Waiver,” the trustee or the holders of at least 25% in aggregate principal amount of the notes then outstanding may declare the notes due and payable at their principal amount together with accrued interest, and thereupon the trustee may, at its discretion, proceed to protect and enforce the rights of the holders of notes by appropriate judicial proceedings. Such declaration may be rescinded or annulled with the written consent of the holders of a majority in aggregate principal amount of the notes then outstanding upon the conditions provided in the indenture.

The indenture contains a provision entitling the trustee, subject to the duty of the trustee during default to act with the required standard of care, to receive from the holders of notes reasonable security or indemnity satisfactory to the trustee against any loss, liability or expense before proceeding to exercise any right or power under the indenture at the request of such holders. The indenture provides that the holders of a majority in aggregate principal amount of the notes then outstanding through their written consent may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred upon the trustee.

We will be required to furnish annually to the trustee a statement as to the fulfillment of our obligations under the indenture.

Consolidation, Mergers and Sales of Assets

We may not, without the consent of the holders of notes, consolidate with, merge into or transfer all or substantially all of our assets (other than to a direct or indirect wholly-owned subsidiary), unless:

•	the resulting or surviving corporation or the successor, transferee or lessee, if other than us, (1) is a corporation, limited liability company, partnership, trust or other business entity organized and existing under the laws of the United States or any State of the United States and (2) assumes all our obligations under the indenture governing the notes, the notes and the pledge agreement;

•	at the time of such transaction, no event of default, and no event which, after notice or lapse of time, would become an event of default, shall have happened and be continuing; and

•	an officers’ certificate and an opinion of counsel, each stating that the consolidation, merger or transfer complies with the provisions of the indenture, have been delivered to the trustee, in the event we are not the resulting or surviving corporation.

Modifications and Waiver

Modifications and amendments to the indenture or to the terms and conditions of the notes may be made, and noncompliance by us may be waived, with the written consent of the holders of at least a majority in aggregate principal amount of the notes at the time outstanding or by the adoption of a resolution at a meeting of holders at which a quorum is present by at least a majority in aggregate principal amount of the notes represented at the meeting. However, the indenture, including the terms and conditions of the notes, may be modified or amended by us and the trustee, without the consent of the holder of any note, for the purposes of, among other things:

•	adding to our covenants for the benefit of the holders of notes;

•	surrendering any right or power conferred upon us;

•	providing for conversion rights of holders of notes if any reclassification or change of our common stock or any consolidation, merger or sale of all or substantially all of our assets occurs;

•	increasing the conversion rate, provided that the increase will not adversely affect the interests of holders of notes in any material respect;

•	complying with the requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act of 1939, as amended;

•	making any changes or modifications to the indenture necessary in connection with the registration of the notes under the Securities Act as contemplated by the registration rights agreement, provided that this action does not adversely affect the interests of the holders of the notes in any material respect;

•	curing any ambiguity, omission, inconsistency or correcting or supplementing any defective provision contained in the indenture; provided that such modification or amendment does not, in the good faith opinion of our board of directors and the trustee, adversely affect the interests of the holders of the notes in any material respect;

•	adding or modifying any other provisions which we and the trustee may deem necessary or desirable and which will not adversely affect the interests of the holders of notes in any material respect;

•	complying with the requirements regarding merger or transfer of assets; or

•	providing for uncertificated notes in addition to the certificated notes so long as such uncertificated notes are in registered form for purposes of the Internal Revenue Code of 1986, as amended.

Notwithstanding the foregoing, no modification or amendment to, or any waiver of, any provisions of the indenture may, without the written consent of the holder of each note affected:

•	change the maturity of the principal of or any installment of interest on any note, including any payment of liquidated damages;

•	reduce the principal amount of, premium, if any, or interest on, including the amount of liquidated damages, any note or the amount payable upon redemption or purchase of any note;

•	reduce the interest rate or interest, including any liquidated damages, on any note;

•	change the currency of payment of principal of, premium, if any, or interest of any note;

•	impair the right to institute suit for the enforcement of any payment on or with respect to, or conversion of, any note;

•	modify our obligation to purchase notes at the option of holders or our right to redeem notes, in a manner adverse to the holders of notes;

•	except as otherwise permitted or contemplated by provisions of the indenture concerning corporate reorganizations, adversely affect the purchase option of holders upon a change in control or the conversion rights of holders of the notes;

•	modify the provisions of the indenture or the pledge agreement relating to the pledge of securities as contemplated under “—Security” above in a manner that adversely affects the interests of the holders of notes in any material respect;

•	modify the subordination provisions of the notes in a manner adverse to the holders of notes in any material respect; or

•	reduce the percentage in aggregate principal amount of notes outstanding necessary to modify or amend the indenture or to waive any past default.

Satisfaction and Discharge

We may discharge our obligations under the indenture governing the notes while notes remain outstanding, subject to certain conditions, if:

•	all outstanding notes will become due and payable at their scheduled maturity within one year; or

•	all outstanding notes are scheduled for redemption within one year,

and, in either case, we have deposited with the trustee an amount sufficient to pay and discharge all outstanding notes on the date of their scheduled maturity or the scheduled date of redemption; provided that we shall remain obligated to issue shares of common stock upon conversion of the notes on or prior to the scheduled maturity or the business day preceding the scheduled date of redemption, as the case may be.

Global Notes; Book-Entry; Form

We initially issued the notes in the form of one global security. The global security was deposited with the trustee as custodian for DTC and registered in the name of a nominee of DTC. Except as set forth below, the global security may be transferred, in whole and not in part, only to DTC or another nominee of DTC. You will hold your beneficial interests in the global security directly through DTC if you have an account with DTC or indirectly through organizations that have accounts with DTC. Notes in definitive certificated form (called “certificated securities”) will be issued only in certain limited circumstances described below.

DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

DTC was created to hold securities of institutions that have accounts with DTC (called “participants”) and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers, which may include the initial purchasers, banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s book-entry system is also available to others such as banks, brokers, dealers and trust companies (called, the “indirect participants”) that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.

Pursuant to procedures established by DTC, DTC has credited, on its book-entry registration and transfer system, the principal amount of notes represented by the global security to the accounts of participants. The accounts to be credited were designated by the initial purchasers. Ownership of beneficial interests in the global security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the global security will be shown on, and the transfer of those beneficial interests will be effected only through, records maintained by DTC (with respect to participants’ interests), the participants and the indirect participants. The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. These limits and laws may impair the ability to transfer or pledge beneficial interests in the global security.

Owners of beneficial interests in global securities who desire to convert their interests into common stock should contact their brokers or other participants or indirect participants through whom they hold such beneficial interests to obtain information on procedures, including proper forms and cut-off times, for submitting requests for conversion.

So long as DTC, or its nominee, is the registered owner or holder of a global security, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the notes represented by the global security for all purposes under the indenture and the notes. In addition, no owner of a beneficial interest in a global security will be able to transfer that interest except in accordance with the applicable procedures of DTC. Except as set forth below, as an owner of a beneficial interest in the global security, you will not be entitled to have the notes represented by the global security registered in your name, will not receive or be entitled to receive physical delivery of certificated securities and will not be considered to be the owner or holder of any notes under the global security. We understand that under existing industry practice, if an owner of a beneficial interest in the global security desires to take any action that DTC, as the holder of the global security, is entitled to take, DTC would authorize the participants to take such action. Additionally, in such case, the participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

We will make payments of principal of, premium, if any, and interest (including any liquidated damages) on the notes represented by the global security registered in the name of and held by DTC or its nominee to DTC or its nominee, as the case may be, as the registered owner and holder of the global security. Neither we, the trustee nor any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in the global security or for maintaining, supervising or reviewing any records relating to such beneficial interests.

We expect that DTC or its nominee, upon receipt of any payment of principal of, premium, if any, or interest (including liquidated damages) on the global security, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the records of DTC or its nominee. We also expect that payments by participants or indirect participants to owners of beneficial interests in the global security held through such participants or indirect participants will be governed by standing instructions and customary practices and will be the responsibility of such participants or indirect participants. We will not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial interests in the global security for any note or for maintaining, supervising or reviewing any records relating to such beneficial interests or for any other aspect of the relationship between DTC and its participants or indirect participants or the relationship between such participants or indirect participants and the owners of beneficial interests in the global security owning through such participants.

Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds.

DTC has advised us that it will take any action permitted to be taken by a holder of notes only at the direction of one or more participants to whose account the DTC interests in the global security is credited and only in respect of such portion of the aggregate principal amount of notes as to which such participant or participants has or have given such direction. However, if DTC notifies us that it is unwilling to be a depositary for the global security or ceases to be a clearing agency or there is an event of default under the notes, DTC will exchange the global security for certificated securities which it will distribute to its participants and which will be legended, if required, as set forth under “Notice to Investors.”

Although DTC is expected to follow the foregoing procedures in order to facilitate transfers of interests in the global security among participants of DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the trustee will have any responsibility, or liability for the performance by DTC or the participants or indirect participants of their respective obligations under the rules and procedures governing their respective operations.

Information Concerning the Trustee and Transfer Agent

U.S. Bank National Association, as trustee under the indenture governing the notes, has been appointed by us as paying agent, conversion agent, registrar and custodian with regard to the notes. Mellon Investor Services LLC is the transfer agent and registrar for our common stock. The trustee, the transfer agent or their affiliates may from time to time in the future provide banking and other services to us in the ordinary course of their business.

Governing Law

The indenture and the notes are governed by, and construed in accordance with, the law of the State of New York.

Registration Rights

In connection with the initial private placement of the notes, we entered into a registration rights agreement with the initial purchaser for the benefit of the holders of the notes and we have filed the registration statement of which this prospectus is part to meet our obligations under the registration rights agreement. Pursuant to the registration rights agreement, we agreed to, at our expense, file with the SEC not later than 90 days after the date of original issuance of any of the notes (the “S-3 filing deadline”), subject to certain conditions set forth below, a shelf registration statement on such form as we deem appropriate covering resales by holders of all notes and the common stock issuable upon conversion of the notes. We agreed to use our reasonable best efforts to:

•	cause such registration statement to become effective as promptly as is practicable, but in no event later than 180 days after the earliest date of original issuance of any of the notes, subject to our right to postpone having the shelf registration statement declared effective for an additional 60 days in the event of certain mergers and acquisitions; and

•	keep the registration statement effective until the earliest of (1) two years after the last date of issuance of the notes, (2) the sale pursuant to the shelf registration statement of the notes and all of the shares of common stock issuable upon conversion of the notes, and (3) the date when the holders of the notes and the common stock issuable upon conversion of the notes are able to sell all such securities immediately without restriction pursuant to the volume limitation provisions of Rule 144 under the Securities Act or any successor rule thereto or otherwise.

We have filed a registration statement, of which this prospectus is a part, to meet our obligations under the registration rights agreement. We have mailed a notice of registration and selling securityholder notice and questionnaire to each holder to obtain certain information regarding the holder for inclusion in the prospectus. We will provide to each registered holder copies of the prospectus, notify each registered holder when the shelf registration statement has become effective and take certain other actions as are required to permit unrestricted resales of the notes and the common stock issuable upon conversion of the notes. A holder who sells those securities pursuant to the shelf registration statement will be required to be named as a selling securityholder in the related prospectus and to deliver a prospectus to purchasers and will be bound by the provisions of the registration rights agreement, which are applicable to that holder, including certain indemnification provisions. If a shelf registration statement covering those securities is not effective, they may not be sold or otherwise transferred except in accordance with the provisions set forth under “Notice to Investors.”

In order to be named as a selling security holder in the related prospectus at the time of effectiveness, the holder must complete and deliver the notice and questionnaire to us within 20 days of the holder’s receipt of notice from us of the filing of the registration statement. Any holder that does not complete and deliver a questionnaire or provide such other information will not be named as a selling securityholder in the prospectus and therefore will not be permitted to sell any registrable securities pursuant to the shelf registration statement. However, upon request from a holder that did not return a notice and questionnaire on a timely basis, we will deliver a notice and questionnaire to such holder, and we will use our reasonable efforts to file within fifteen business days any amendments or supplements to the shelf registration statement or supplements to the related prospectus as are necessary to allow holders to be named as selling securityholders. Notwithstanding any of the foregoing, we will not be required to file more than one post-effective amendment to the shelf registration statement during any 90-day period. We will pay liquidated damages described above to a holder if we fail to make a filing in the time required with respect to such holder.

We are permitted to suspend the use of the prospectus that is part of the shelf registration statement under certain circumstances relating to pending corporate developments, public filings with the SEC and similar events for periods not to exceed 45 days in any three-month period and not to exceed an aggregate of 90 days in any twelve-month period.

If:

•	on the day following the S-3 filing deadline, the shelf registration statement has not been filed with the SEC;

•	on the 181st day following the earliest date of original issuance of any of the notes, the shelf registration statement is not declared effective, subject to our right to postpone having the shelf registration statement declared effective for an additional 60 days from such 181st day in the event of certain mergers and acquisitions;

•	the registration statement shall cease to be effective or fail to be usable without being succeeded within five business days by a post-effective amendment or a report filed with the SEC pursuant to the Exchange Act that cures the failure of the registration statement to be effective or usable; or

•	the prospectus has been suspended as described in the preceding paragraph longer than the period permitted by such paragraph,

each, a registration default, additional interest as liquidated damages will accrue on the notes, from and including the day following the registration default to but excluding the day on which the registration default has been cured. Liquidated damages will be paid semi-annually in arrears, with the interest payment due on the first interest payment date following the date on which such liquidated damages begin to accrue, and will accrue at an additional rate per year equal to:

•	0.25% of the principal amount to and including the 90th day following such registration default; and

•	0.50% of the principal amount from and after the 91st day following such registration default.

In no event will liquidated damages accrue at a rate per year exceeding 0.50%. If a holder has converted some or all of its notes into common stock, the holder will be entitled to receive equivalent amounts based on the number of shares issued upon conversion at the then effective conversion price.

The specific provisions relating to the registration described above are contained in the registration rights agreement that was entered into on the closing of the initial offering of the notes

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 90,000,000 shares of common stock, par value $0.001, and 5,000,000 shares of preferred stock, par value $0.001. The following description of our capital stock and certain provisions of our Amended and Restated Certificate of Incorporation and Amended Bylaws is a summary and is qualified in its entirety by the provisions of the Certificate and Bylaws.

Common Stock

The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. The holders of common stock are not entitled to cumulative voting rights with respect to the election of directors and, as a consequence, minority stockholders will not be able to elect directors on the basis of their votes alone.

Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor. In the event of our liquidation, dissolution or winding up, holders of the common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding shares of preferred stock. Holders of common stock have no preemptive rights and no right to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, and all shares of common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

Preferred Stock

The board of directors is authorized to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, without any further vote or action by the stockholders. The issuance of preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation and may have the effect of delaying, deferring or preventing a change in our control, which could have a depressive effect on the market price of our common stock. We have no present plan to issue any shares of preferred stock.

Delaware and Certain Charter Provisions

Stockholders rights and related matters are governed by the Delaware General Corporation Law and the Certificate and Bylaws.

Limitation of Liability and Indemnification. Our Certificate contains certain provisions permitted under Delaware law relating to the liability of directors. These provisions eliminate a director’s personal liability for monetary damages resulting from a breach of fiduciary duty, except in certain circumstances involving certain wrongful acts, such as (1) for any breach of the director’s duty of loyalty to us or our stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) under Section 174 of the Delaware General Corporation Law, or (4) for any transaction from which the director derives an improper personal benefit. These provisions do not limit or eliminate the rights of us or any stockholder to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of director’s fiduciary duty. These provisions will not alter a director’s liability under federal securities laws. Our Certificate also contains provisions indemnifying our directors to the fullest extent permitted by Delaware law. We believe that these provisions will assist us in attracting and retaining qualified individuals to serve as directors.

Certain Anti-Takeover Provisions. We are subject to the provisions of Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, the statute prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes a merger, asset sale or other transaction resulting in a financial benefit to the stockholder. For purposes of Section 203, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation’s voting stock.

The foregoing provisions of Delaware law as well as the right of the board of directors to designate the features of, and issue shares of, preferred stock without a stockholder vote, and the staggered election of the board of directors may tend to discourage attempts by third parties to acquire any substantial ownership position in the common stock and may adversely affect the price that such a potential purchaser would be willing to pay for the common stock.

Directors—Number, Vacancies, Removal and Nomination. Pursuant to our Bylaws, the number of directors is determined by resolutions adopted by the board of directors, which currently consists of eight members. Candidates for directors shall be nominated only by the nominating and corporate governance committee of our board of directors or generally by a stockholder who gives us timely advance written notice. Between stockholder meetings, the board of directors may appoint new directors to fill vacancies or newly created directorships. The Bylaws do not provide for cumulative voting at stockholder meetings for election of directors. A director may be removed from office with or without cause by the affirmative vote of a majority of the combined voting power of the then outstanding shares of stock entitled to vote generally in the election of directors.

Restrictions on Special Meetings. Under Delaware law, all stockholder actions must be effected at a duly called annual or special meeting or by written consent. Our Bylaws provide that, except as otherwise required by law, special meetings of the stockholders can only be called by the board of directors, the Chairman of the board of directors, the Chief Executive Officer of SERENA or stockholders holding shares in the aggregate entitled to cast not less than 10% of the votes at such meeting. In addition, our Bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of persons for election to the board. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to SERENA’s Secretary of the stockholder’s intention to bring such business before the meeting.

Transfer Agent

The transfer agent for our common stock is Mellon Investor Services LLC.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

This section summarizes the material U.S. federal income tax considerations relating to the purchase, ownership and disposition of the notes and of common stock into which the notes may be converted. This summary does not provide a complete analysis of all potential tax considerations. The information provided below is based on existing authorities, which are subject to change, possibly with retroactive effect. There can be no assurances that the Internal Revenue Service (the “IRS”) will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling from the IRS with respect to the U.S. federal income tax consequences of acquiring or holding the notes or common stock. The summary generally applies only to investors that hold the notes or common stock as “capital assets” (generally, for investment). This discussion does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of the holder’s circumstances (for example, persons subject to the alternative minimum tax provisions of the Internal Revenue Code (the “Code”) or a holder whose “functional currency” is not the U.S. dollar). Also, it is not intended to be wholly applicable to all categories of investors, some of which (such as dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting, banks, thrifts, regulated investment companies, insurance companies, tax-exempt organizations, and persons holding notes or common stock as part of a hedging or conversion transaction or straddle or persons deemed to sell notes or common stock under the constructive sale provisions of the Code) may be subject to special rules. Finally, the summary does not describe the effect of the U.S. federal estate and gift tax laws or the effects of any applicable foreign, state or local laws.

Investors considering the purchase of notes should consult their own tax advisors regarding the application of the U.S. federal income tax laws to their particular situations and the consequences of U.S. federal estate or gift tax laws, foreign, state or local laws, and tax treaties.

U.S. Holders

As used herein, the term “U.S. Holders” means beneficial owners of notes or common stock that for U.S. federal income tax purposes are (1) citizens or residents of the United States, (2) corporations, or entities treated as corporations, organized under the laws of the United States or any State of the United States, including the District of Columbia, or (3) estates the income of which is subject to U.S. federal income taxation regardless of its source. Trusts are U.S. Holders if they are (1) subject to the primary supervision of a U.S. court and the control of one of more U.S. persons or (2) have a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person. A “Non-U.S. Holder” is a beneficial owner of notes or shares of common stock that is not a U.S. Holder. If a partnership or other flow-through entity is a beneficial owner of a note (or common stock acquired upon conversion of a note), the tax treatment of a partner in the partnership or an owner of the entity will depend upon the status of the partner or other owner and the activities of the partnership or other entity.

Taxation of Interest

U.S. Holders will be required to recognize as ordinary income any interest paid or accrued on the notes, in accordance with their regular method of accounting. In general, if the terms of a debt instrument entitle a holder to receive payments other than fixed periodic interest that exceed the issue price of the instrument, the holder may be required to recognize additional amounts as “original issue discount” over the term of the instrument. We believe that the notes were not issued with original issue discount for U.S. federal income tax purposes. We may be required to make payments of liquidated damages to holders of the notes if we do not file or cause to be declared, or keep, effective a registration statement, as described under “Description of Notes—Registration Rights.” We believe that there is only a remote possibility that we would be required to pay liquidated damages and therefore do not intend to treat the notes as subject to the special rules governing certain “contingent payment” debt instruments (which, if applicable, would affect the timing, amount and character of income with respect to a note). Our determination in this regard, while not binding on the IRS, is binding on U.S. Holders unless they disclose their contrary position. If, contrary to expectations, we pay liquidated damages, U.S. Holders would be required to recognize additional income.

Market Discount

If a U.S. Holder acquires a note other than in connection with its original issue at a price that is less than its issue price, the amount of such difference is treated as “market discount” for U.S. federal income tax purposes, unless such difference is less than ¼ of one percent of the principal amount at maturity multiplied by the number of complete years to maturity from the date of acquisition. Under the market discount rules, a U.S. Holder is required to treat any gain on the sale, exchange, retirement or other disposition of a note as ordinary income to the extent of the accrued market discount that has not previously been included in income. If a U.S. Holder disposes of a note which has accrued market discount in a nonrecognition transaction in which the U.S. Holder receives property the basis of which is determined in whole or in part by reference to the basis of the note, the accrued market discount is generally not includible in income at the time of such transaction. Instead, the accrued market discount attaches to the property received in the nonrecognition transaction and is recognized as ordinary income upon the disposition of such property. Such nonrecognition transaction should include the conversion of a note for our shares of common stock. In general, the amount of market discount that has accrued is determined on a ratable basis, by allocating an equal amount of market discount to each day of every accrual period. A U.S. Holder may, however, elect to determine the amount of accrued market discount allocable to any accrual period under the constant yield method. Any such election applies to all debt instruments acquired by the U.S. Holder on or after the first day of the first taxable year to which the election applies, and is irrevocable without the consent of the IRS. If such an election is made, the U.S Holder’s tax basis in the notes will be increased by the amount of market discount included in income. Unless a U.S. Holder elects to include market discount in income as it accrues, such U.S. Holder may not be allowed to deduct on a current basis a portion of the interest expense on any indebtedness incurred or continued to purchase or carry notes with market discount.

Amortizable Bond Premium

If a U.S Holder purchases a note at a price that exceeds the principal amount of the note, the amount of the difference is referred to as “bond premium” for U.S federal income tax purposes. The U.S holder may elect to amortize the bond premium against interest payable on the note, except to the extent that the bond premium is attributable to the conversion feature of the note. In addition, any bond premium in excess of the interest payable on the note may be deductible over the term of the note. If a U.S. Holder elects to amortize bond premium, the amount of bond premium allocable to each period will be based on a constant yield to maturity over the period the note is held. The amortized bond premium would reduce the U.S. Holder’s tax basis in the note. Any such election applies to all fully taxable bonds held by the U.S. Holder at the beginning of the first taxable year to which the election applies, and all fully taxable bonds acquired thereafter, and is irrevocable without the consent of the IRS. If the election is not made, a U.S. Holder must include the full amount of each interest payment in income as it accrues or is paid, and premium will not be taken into account until principal payments are received on the note or the note is sold or otherwise disposed of.

Sale, Exchange, Redemption or Other Disposition of Notes

A U.S. Holder generally will recognize capital gain or loss if the holder disposes of a note in a sale, exchange, redemption or other disposition (other than a conversion of the note into common stock). The holder’s gain or loss will equal the difference between the proceeds received by the holder (other than amounts attributable to accrued but unpaid interest not previously included in income) and the holder’s adjusted tax basis in the note. The proceeds received by the holder will include the amount of any cash and the fair market value of any other property received for the note. The holder’s adjusted tax basis in the note will generally equal the amount the holder paid for the note (increased by the amount of market discount, if any, previously included in income, and decreased by the amount of amortized bond premium, if any). The portion of any proceeds that is attributable to accrued interest will not be taken into account in computing the holder’s capital gain or loss. Instead, that portion will be recognized as ordinary interest income to the extent that the holder has not previously included the accrued interest in income. The gain or loss recognized by a holder on a disposition of the note will be long-term capital gain or loss if the holder held the note for more than one year or short-term capital gain or loss if the holder held the note for one year or less. Long-term capital gains of non-corporate taxpayers are currently taxed at a maximum 15% federal rate. Short-term capital gains are taxed at ordinary income rates. The deductibility of capital losses is subject to limitations.

If, upon a change of control, a holder requires us to repurchase some or all of the holder’s notes and we elect to pay the repurchase price with shares of our common stock, and if the notes are “securities” for U.S. federal income tax purposes, the holder would generally not recognize any gain or loss on the exchange. If the holder receives cash in lieu of a fractional share of common stock, however, the holder would be treated as if he received the fractional share and then had the fractional share redeemed for cash. The holder would recognize gain or loss equal to the difference between the cash received and that portion of his basis in the stock attributable to the fractional share. In addition, the value of any portion of the common stock received that is attributable to accrued interest on the notes will be taxed as ordinary income. The holder’s aggregate basis in the common stock received in exchange for the notes (including any fractional share for which cash is paid but excluding any shares attributable to accrued interest) would equal his adjusted basis in the note. The holder’s holding period for the common stock so received would include the period during which the holder held the note. The holder’s basis in any shares of common stock attributable to accrued interest would equal the fair market value of those shares when received, and the holding period of those shares would begin on the day after the holder’s receipt of those notes. If the notes are not securities for U.S. federal income tax purposes, and if the holder’s exchange of the notes for common stock were not treated as a conversion of the notes, then the exchange would be subject to the general rules for exchanges described in the preceding paragraph.

Conversion of Notes

A U.S. Holder generally will not recognize any income, gain or loss on converting a note into common stock. If the holder receives cash in lieu of a fractional share of stock, however, the holder would be treated as if the holder received the fractional share and then had the fractional share redeemed for the cash. The holder would recognize gain or loss equal to the difference between the cash received and that portion of the holder’s basis in the stock attributable to the fractional share. The holder’s aggregate basis in the common stock (including any fractional share for which cash is paid) will equal the holder’s adjusted basis in the note. The holder’s holding period for the stock will include the period during which the holder held the note. Under certain circumstances described under “Description of Notes—Conversion Upon Satisfaction of Trading Price Condition” a U.S. holder may receive, at our option, cash or common stock. To the extent that we elect to deliver cash instead of common stock, the tax consequences of the exchange will be as described above under “U.S. Federal Income Tax Considerations—U.S. Holders—Sale, Exchange, Redemption or other Disposition of Notes.”

Dividends

If, after a U.S. Holder converts a note into common stock, we make a distribution in respect of that stock from our current or accumulated earnings and profits as determined under U.S. federal income tax principles, the distribution will be treated as a dividend and will be includible in a U.S. Holder’s income as it is paid. If the distribution exceeds our current and accumulated earnings and profits, the excess will be treated first as a tax-free return of the holder’s investment, up to the holder’s basis in its common stock; any remaining excess will be treated as capital gain. If the U.S. Holder is a U.S. corporation, it would generally be able to claim a deduction on a portion of any dividends received. For taxable years beginning before January 1, 2009, subject to certain exceptions, dividends received by non-corporate U.S. Holders will be taxed at a maximum rate of 15%, provided that certain holding period requirements are met.

The terms of the notes allow for changes in the conversion rate of the notes in certain circumstances. A change in conversion rate that allows note holders to receive more shares of common stock on conversion may increase the note holders’ proportionate interests in our earnings and profits or assets. In that case, the note holders would be treated as though they received a dividend in the form of our stock. Such a constructive stock dividend could be taxable to the note holders, although they would not actually receive any cash or other property. A taxable constructive stock dividend would result, for example, if the conversion rate is adjusted to compensate note holders for distributions of cash or property to our stockholders. Not all changes in conversion rate that allow note holders to receive more stock on conversion, however, increase the note holders’ proportionate interests in SERENA. For instance, a change in conversion rate could simply prevent the dilution of the note holders’ interests upon a stock split or other change in capital structure. Changes of this type, if made pursuant to bona fide reasonable adjustment formula, are not treated as constructive stock dividends. Conversely, if an event occurs that dilutes the note holders’ interests and the conversion rate is not adjusted, the resulting increase in the proportionate interests of our stockholders could be treated as a taxable stock dividend to them. Any taxable constructive stock dividends resulting from a change to, or failure to change, the conversion rate would be treated like dividends paid in cash or other property. They would result in a taxable dividend to the recipient to the extent of our current or accumulated earnings and profits, with any excess treated as a tax-free return of the holder’s investment or as capital gain.

Sale of Common Stock

A U.S. Holder generally will recognize capital gain or loss on a sale or exchange of common stock. The holder’s gain or loss will equal the difference between the proceeds received by the holder and the holder’s adjusted tax basis in the stock. The proceeds received by the holder will include the amount of any cash and the fair market value of any other property received for the stock. The gain or loss recognized by a holder on a sale or exchange of stock will be long-term capital gain or loss if the holder held or is deemed to have held the stock for more than one year. The deductibility of capital losses is subject to limitations.

Non-U.S. Holders

The following discussion is limited to the U.S. federal income tax consequences relevant to a Non- U.S. Holder (as defined above).

Taxation of Interest

Payments of interest to nonresident persons or entities are generally subject to U.S. federal income tax at a rate of 30%, collected by means of withholding by the payor. Payments of interest on the notes to most Non-U.S. Holders, however, will qualify as “portfolio interest,” and thus will be exempt from the withholding tax, if the holders certify their nonresident status as described below. The portfolio interest exception will not apply to payments of interest to a Non-U.S. Holder that:

•	owns, actually or constructively, at least 10% of our voting stock; or

•	is a “controlled foreign corporation” that is related to us.

In general, a foreign corporation is a controlled foreign corporation if more than 50% of its stock is owned, actually or constructively, by one or more U.S. persons that each owns, actually or constructively, at least 10% of the corporation’s voting stock. If the portfolio interest exception does not apply, payments of interest to a nonresident person or entity might be subject to withholding tax at a 30% rate, or might be subject to withholding tax at a reduced or zero rate under the terms of an applicable income tax treaty between the United States and the Non-U.S. Holder’s country of residence.

The portfolio interest exception, entitlement to treaty benefits and several of the special rules for Non-U.S. Holders described below apply only if the holder certifies its nonresident status. A Non-U.S. Holder can meet this certification requirement by providing a Form W-8BEN or appropriate substitute form to us or our paying agent. If the holder holds the note through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to the agent. The holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. For payments made to a foreign partnership or other flow through entity, the certification requirements generally apply to the partners or other owners rather than to the partnership or other entity, and the partnership or other entity must provide the partners’ or other owners’ documentation to us or our paying agent.

Sale, Exchange, Redemption or Other Disposition of Notes

Non-U.S. Holders generally will not be subject to U.S. federal income tax on any gain realized on the sale, exchange, redemption or other disposition of notes. This general rule, however, is subject to several exceptions. For example, the gain would be subject to U.S. federal income tax if:

•	the gain is effectively connected with the conduct by the Non-U.S. Holder of a U.S. trade or business;

•	the Non-U.S. Holder was a citizen or resident of the United States and is subject to special rules that apply to expatriates;

•	the rules of the Foreign Investment in Real Property Tax Act (or FIRPTA) (described below) treat the gain as effectively connected with a U.S. trade or business; or

•	subject to certain exceptions, the Non-U.S. Holder is an individual who holds the notes as a capital asset and is present in the United States for 183 days or more in the year of disposition.

The FIRPTA rules may apply to a sale, exchange, redemption or other disposition of notes if we are, or were within five years before the transaction, a “U.S. real property holding corporation” (or USRPHC). In general, we would be a USRPHC if interests in U.S. real estate comprised most of our assets. We do not believe that we are a USRPHC or that we will become one in the future.

Conversion of Notes

A Non-U.S. Holder generally will not recognize any income, gain or loss on converting a note into common stock. Any gain recognized as a result of the holder’s receipt of cash in lieu of a fractional share of stock would also generally not be subject to U.S. federal income tax. See “—Non-U.S. Holders—Sale of Common Stock” below. Under certain circumstances described under “Description of Notes— Conversion Upon Satisfaction of Trading Price Condition,” a Non-U.S. Holder may receive, at our option, cash or common stock. To the extent we elect to deliver cash instead of common stock, the tax consequences of the exchange will be as described under “U.S. Federal Income Tax Considerations— Non-U.S. Holders—Sale, Exchange, Redemption or Other Disposition of Notes.”

Dividends and Other Potential Withholding

Dividends paid to a Non-U.S. Holder on common stock received on conversion of a note (and any taxable constructive stock dividends resulting from certain adjustments, or failure to make adjustments, to the number of shares of common stock to be issued on conversion, see “—U.S. Holders—Dividends” above) generally will be subject to U.S. withholding tax at a 30% rate. However, the withholding tax may be reduced under the terms of an applicable income tax treaty between the United States and the Non- U.S. Holder’s country of residence. A Non-U.S. Holder should demonstrate its entitlement to treaty benefits by certifying its nonresident status on a properly executed Form W-8BEN or appropriate substitute form. Some of the common means of meeting this requirement are described above under “—Non-U.S. Holders—Taxation of Interest.”

Sale of Common Stock

Non-U.S. Holders generally will not be subject to U.S. federal income tax on any gains realized on the sale, exchange, or other disposition of common stock. This general rule, however, is subject to exceptions, some of which are described under “—Non-U.S. Holders—Sale, Exchange, Redemption or Other Disposition of Notes.”

Income or Gains Effectively Connected With a U.S. Trade or Business

The preceding discussion of the tax considerations of the purchase, ownership or disposition of notes or common stock by a Non-U.S. Holder assumes that the holder is not engaged in a U.S. trade or business. If any interest on the notes, dividends on common stock, or gain from the sale, exchange, redemption or other disposition of the notes or stock is effectively connected with a U.S. trade or business conducted by the Non-U.S. Holder, then the income or gain will be subject to U.S. federal income tax at the regular graduated rates applicable to U.S. holders. If the Non-U.S. Holder is eligible for the benefits of a tax treaty between the United States and the holder’s country of residence, any “effectively connected” income or gain would probably be subject to U.S. federal income tax only if it is also attributable to a permanent establishment or fixed base maintained by the holder in the United States. Payments of interest or dividends that are effectively connected with a U.S. trade or business, and therefore included in the gross income of a Non-U.S. Holder, will not be subject to the 30% withholding tax provided that the holder claims exemption from withholding. To claim exemption from withholding, the holder must certify its qualification, which can be done by filing a Form W-8ECI. If the Non-U.S. Holder is a corporation, that portion of its earnings and profits that is effectively connected with its U.S. trade or business would generally be subject to a “branch profits tax.” The branch profits tax rate is generally 30%, although an applicable income tax treaty might provide for a lower rate.

Backup Withholding and Information Reporting

The Code and the Treasury regulations require those who make specified payments to report the payments to the IRS. Among the specified payments are interest, dividends, and proceeds paid by brokers to their customers. The required information returns enable the IRS to determine whether the recipient properly included the payments in income. This reporting regime is reinforced by “backup withholding” rules. These rules require the payors to withhold tax from payments subject to information reporting if the recipient fails to cooperate with the reporting regime by failing to provide his taxpayer identification number to the payor, furnishing an incorrect identification number, or repeatedly failing to report interest or dividends on his returns. The withholding tax rate is currently 28%. The backup withholding rules do not apply to payments to corporations, whether domestic or foreign. Payments of interest or dividends to individual U.S. Holders of notes or common stock will generally be subject to information reporting, and will be subject to backup withholding unless the holder provides us or our paying agent with a correct taxpayer identification number and complies with applicable certification requirements.

Payments to Non-U.S. Holders of dividends on common stock, or interest on notes, will generally not be subject to backup withholding. To avoid backup withholding, a Non-U.S. Holder will have to certify its nonresident status. Some of the common means of doing so are described under “Non-U.S. Holders—Taxation of Interest.” We must report annually to the IRS the interest and/or dividends paid to each Non-U.S. Holder and the tax withheld, if any, with respect to such interest and/or dividends including any tax withheld under the rules described above under “—Non-U.S. Holders—Taxation of Interest” and “—Non-U.S. Holders—Dividends and Other Potential Withholding.” Copies of these reports may be made available to tax authorities in the country where the Non-U.S. Holder resides.

Payments made to U.S. Holders by a broker upon a sale of notes or common stock will generally be subject to information reporting and backup withholding. If the sale is made through a foreign office of a foreign broker, the sale will generally not be subject to either information reporting or backup withholding. This exception may not apply, however, if the foreign broker is owned or controlled by U.S. persons, or is engaged in a U.S. trade or business.

Payments made to Non-U.S. Holders by a broker upon a sale of notes or common stock will not be subject to information reporting or backup withholding as long as the Non-U.S. Holder certifies its foreign status.

Any amounts withheld from a payment to a holder of notes or common stock under the backup withholding rules can be credited against any U.S. federal income tax liability of the holder.

The preceding discussion of U.S. Federal Income Tax considerations is for general information only. It is not tax advice. Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state, local and foreign tax consequences of purchasing, holding and disposing of our notes or common stock, including the consequences of any proposed change in applicable laws.

SELLING SECURITYHOLDERS

We originally issued the notes in a private placement to the initial purchasers, Merrill Lynch, Pierce, Fenner & Smith Incorporated and UBS Securities LLC, in December 2003. The initial purchasers resold the notes to purchasers, including the selling securityholders listed below, in transactions exempt from registration pursuant to Rule 144A. Selling securityholders may offer and sell the notes and the underlying common stock pursuant to this prospectus.

The following table contains information as of May 31, 2004 with respect to the selling securityholders and the principal amount of notes and the underlying common stock beneficially owned by each selling securityholder that may be offered using this prospectus.

NAME	Principal Amount at Maturity of Notes Beneficially Owned that May Be Sold	Percentage Of Notes Outstanding	Number of Shares of Common Stock That May be Sold (1)	Percentage of Common Stock Outstanding (2)
1976 Distribution Trust FBO A.R. Lauder/Zinterhofer (3)	$6,000	*	270	*
2000 Revocable Trust FBO A.R. Lauder/Zinterhofer (3)	$6,000	*	270	*
Advent Convertible Master (Cayman) L.P. (3)	$4,120,000	1.9%	185,635	*
Alcon Laboratories (3)	$317,000	*	14,283	*
Alexandra Global Master Fund, Ltd. (36)	$4,500,000	2.1%	202,757	*
Allstate Insurance Company (4)	$2,000,000	*	90,114	*
Alpha US Sub Fund 4 LLC (3)	$163,000	*	7,344	*
Arapahoe County Colorado (3)	$40,000	*	1,802	*
Arkansas PERS (5)	$1,100,000	*	49,562	*
Arlington County Employees Retirement System (3)	$551,000	*	24,826	*
Asante Health Systems (3)	$82,000	*	3,694	*
Astrazeneca Holdings Pension (5)	$310,000	*	13,967	*
Bell Atlantic Asset Management (6)	$2,200	*	99	*
Boilermakers Blacksmith Pension Trust (5)	$880,000	*	39,650	*
BP Amoco PLC Master Trust (7)	$701,000	*	31,585	*
British Virgin Islands Social Security Board (3)	$71,000	*	3,199	*
Calamos Market Neutral Fund-Calamos Investment Trust (8)	$5,000,000	2.3%	225,286	*
CIBC World Markets (9)	$7,640,000	3.5%	344,237	*
Charitable Trust A (6)	$1,700	*	76	*
Charitable Trust B (6)	$1,600	*	72	*
Cheyne Fund LP (10)	$1,869,000	*	84,211	*
Cheyne Leveraged Fund LP (10)	$1,300,000	*	58,574	*
CIP Limited Duration Company (10)	$215,000	*	9,687	*
Citigroup Global Markets, Inc. (11)	$2,085,000	*	93,944	*
City and County of San Francisco Retirement System (3)	$1,214,000	*	54,699	*
City of New Orleans (3)	$166,000	*	7,479	*
City University of New York (3)	$123,000	*	5,542	*
Chrysler Corporation Master Retirement Trust (12)	$535,000	*	24,105	*
CNH CA Master Account, L.P. (13)	$1,250,000	*	56,321	*
Continental Assurance Company on behalf of its Separate Account (E) (37)	$1,600,000	*	72,091	*
Credit Suisse First Boston Europe Ltd. (14)	$13,500,000	6.1%	608,272	1.5%
CS Alternative Strategy Limited (10)	$116,000	*	5,226	*
DB Equity Opportunities Master Portfolio Ltd. (15)	$3,000,000	1.4%	135,171	*
Deam Convertible Arbitrage (15)	$1,500,000	*	67,585	*
Delaware PERS (5)	$985,000	*	44,381	*
Delaware Public Employees Retirement System (3)	$1,275,000	*	57,447	*
Delta Airlines Master Trust (5)	$345,000	*	15,544	*
Delta Airlines Master Trust – CV (12)	$220,000	*	9,912	*
Delta Pilots Disability & Survivorship Trust – CV (12)	$105,000	*	4,731	*
Deutsche Bank Securities Inc. (16)	$2,700,000	1.2%	121,654	*
DKR SoundShore Opportunity Holding Fund Ltd. (17)	$3,750,000	1.7%	168,964	*
Duke Endowment (5)	$170,000	*	7,659	*
F.R. Convert. Sec. Fn (5)	$85,000	*	3,829	*
Grace Brothers, Ltd. (18)	$1,500,000	*	67,585	*
Grace Convertible Arbitrage Fund, Ltd. (18)	$8,000,000	3.6%	360,457	*
Grady Hospital Foundation (3)	$111,000	*	5,001	*
Hfr Arbitrage Fund (3)	$248,000	*	11,174	*

NAME	Principal Amount at Maturity of Notes Beneficially Owned that May Be Sold	Percentage Of Notes Outstanding	Number of Shares of Common Stock That May be Sold (1)	Percentage of Common Stock Outstanding (2)
Hotel Union & Hotel Industry of Hawaii Pension Plan (7)	$166,000	*	7,479	*
ICI American Holdings Trust (5)	$225,000	*	10,137	*
Independence Blue Cross (3)	$515,000	*	23,204	*
ING Convertible Fund (19)	$980,000	*	44,156	*
ING V.P. Convertible Fund (19)	$20,000	*	901	*
Institutional Benchmarks Master Fund Ltd. c/o SSI Investment Mgt. Inc. (7)	$978,000	*	44,065	*
JP Morgan Securities, Inc. (20)	$10,000,000	4.6%	450,572	1.1%
Lyxor (3)	$435,000	*	19,599	*
Man Convertible Bond Master Fund, Ltd. (21)	$13,264,000	6.0%	597,639	1.5%
Merrill Lynch Insurance Group (3)	$261,000	*	11,759	*
Motion Picture Industry Health Plan—Retiree Member Fund (12)	$35,000	*	1,577	*
MSD TCB, L.P. (22)	$16,091,000	7.3%	725,015	1.8%
Municipal Employees (3)	$211,000	*	9,507	*
National Benefit Life Insurance Company (23)	$11,000	*	495	*
New Orleans Firefighters Pension/Relief Fund (3)	$80,000	*	3,604	*
Occidental Petroleum Corporation (3)	$223,000	*	10,047	*
OCLC Online Computer Library Center Inc. (5)	$30,000	*	1,351	*
OCM Convertible Trust (12)	$440,000	*	19,825	*
OCM Global Convertible Securities Fund (12)	$30,000	*	1,351	*
Ohio Bureau of Workers Compensation (3)	$122,000	*	5,496	*
Pacific Life Insurance Company (24)	$1,000,000	*	45,057	*
Partner Reinsurance Company Ltd. (12)	$185,000	*	8,335	*
PIMCO Convertible Fund (25)	$80,000	*	3,604	*
Pioneer High Yield Fund (26)	$35,800,000	16.3%	1,613,048	4.0%
Pioneer U.S. High Yield Corp Bond Sub Fund (UCIT) (26)	$8,500,000	3.9%	382,986	1.0%
Pioneer U.S. High Yield VCT Portfolio (26)	$500,000	*	22,528	*
Policeman and Fireman Retirement System of the City of Detroit (3)	$373,000	*	16,806	*
Primerica Life Insurance Company (23)	$111,000	*	5,001	*
Pro-mutual (3)	$719,000	*	32,396	*
Prudential Insurance Co of America (5)	$60,000	*	2,703	*
Quattco Fund Ltd. (27)	$8,000,000	3.6%	360,457	*
Quattco Multi-Strategy Master Fund (27)	$1,000,000	*	45,057	*
S.A.C. Capital Associates, LLC (28)	$2,000,000	*	90,114	*
Sphinx Convertible Arb Fund SPC c/o SSI Investment Mgt. (7)	$281,000	*	12,661	*
SSI Blended Market Neutral L.P. (7)	$328,000	*	14,778	*
SSI Hedged Convertible Market Neutral L.P. (7)	$530,000	*	23,880	*
State Employees’ Retirement Fund of the State of Delaware (12)	$245,000	*	11,039	*
State of Maryland Retirement Agency (3)	$2,632,000	1.2%	118,590	*
State of Oregon/Equity (5)	$3,080,000	1.4%	138,776	*
St. Thomas Trading, Ltd. (21)	$19,736,000	9.0%	889,249	2.2%
Syngenta AG (5)	$170,000	*	7,659	*
Tag Associates (3)	$34,000	*	1,531	*
The Grable Foundation (3)	$68,000	*	3,063	*
Travelers Casualty Insurance Company of America (29)	$213,000	*	9,597	*
Travelers Insurance Company – Life (23)	$786,000	*	35,414	*
Travelers Insurance Company Separate Account TLAC (23)	$22,000	*	991	*
Travelers Life and Annuity Company (23)	$57,000	*	2,568	*
Trustmark Insurance (3)	$238,000	*	10,723	*
TQA Special Opportunities Master Fund Ltd. (30)	$50,000	*	2,252	*
UBS AG London Branch (31)	$32,550,000	14.8%	1,466,612	3.6%
UBS AG London F/B/O PB Desk (32)	$750,000	*	33,792	*
UBS Securities LLC (33)	$470,000	*	21,176	*
Vanguard Convertible Securities Fund, Inc. (12)	$2,130,000	1.2%	95,971	*
Viacom Inc. Pension Plan Master Trust (7)	$16,000	*	720	*
Wachovia Bank National Association (34)	$16,000,000	7.3%	720,915	1.8%
Zurich Institutional Benchmark Management Fund c/o Quattco Fund (35)	$1,000,000	*	45,057	*
Zurich Scudder Tax Sensitive Sm Co Inv Trust (36)	$600	*	27	*

*	Less than 1%

(1)	Assumes conversion of all of the holder’s notes at a conversion rate of 45.0577 shares per $1,000 principal amount of the notes (representing an initial conversion price of approximately $22.194 per share of common stock). However, this conversion price will be subject to adjustment as described under “Description of Notes — Conversion of Notes.” As a result, the amount of common stock issuable upon conversion of the notes may increase or decrease in the future.

(2)	Calculated based on Rule 13d-3(d)(i) of the Exchange Act using 39,162,539 shares of common stock outstanding as of October 31, 2003. In calculating this amount, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that particular holder’s notes. However, we did not assume the conversion of any other holder’s notes. We are assuming that the securityholders do not own any other stock in the Company.

(3)	Paul Latronica has voting or investment power over these securities.

(4)	This securityholder is a reporting company.

(5)	Ann Houlihan has voting or investment power over these securities.

(6)	William O’Brien has voting or investment power over these securities.

(7)	SSI Investment Management has voting and dispositive control over these securities. Principal shareholders of SS1 are John Gottfurcht, Amy Jo Gottfurcht and George Douglas.

(8)	Nick Calamos has voting or investment power over these securities.

(9)	This securityholder is a registered broker-dealer and is a reporting company.

(10)	Akin Akinloye has voting or investment power over these securities.

(11)	This securityholder is a registered broker-dealer and Citigroup, Inc. is a reporting company.

(12)	Oaktree Capital Management LLC is the investment manager of this securityholder. Lawrence Keele is a principal of Oaktree Capital Management LLC and has voting or investment power over these securities.

(13)	CNH Partners, LLC is the investment advisor of the selling securityholder and has sole voting and dispositive power over these securities. Investment principals for the advisors are Robert Krail, Mark Mitchell and Todd Pulvino.

(14)	This securityholder is a reporting company.

(15)	Eric Lobben has voting or investment power over these securities.

(16)	This securityholder a registered broker-dealer and a reporting company.

(17)	DKR Capital Partners, L.P. (“DKR LP”) is a registered investment adviser with the Securities and Exchange Commission and as such, is the investment manager to DKR SoundShore Opportunity Holding Fund Ltd. (the “Fund”). DKR LP has retained certain portfolio managers to act as the portfolio manager to the Fund managed by DKR LP. As such, DKR LP and certain portfolio managers have shared dispositive and voting power over these securities. Howard Fischer and Tom Kirvaitis have voting or investment power over these securities.

(18)	This securityholder is a registered broker-dealer. Bradford Whitmore and Michael Brailov have voting or investment power over these securities.

(19)	This securityholder is a reporting company.

(20)	This securityholder is a registered broker-dealer and is a reporting company.

(21)	John Null and J.T. Hansen have voting or investment power over these securities.

(22)	John Phelan and Glenn Fuhrman have voting or investment power over these securities.

(23)	This securityholder is an affiliate of Citigroup Global Markets, Inc. and is a reporting company.

(24)	Simon Lee, Elaine Havens, Rex Olson and Larry Card have voting or investment power over these securities.

(25)	The selling securityholder is PIMCO Convertible Fund, a series of the PIMCO Funds, a Massachusetts business trust, who has retained Pacific Investment Management Company LLC (PIMCO) as the investment manager to the fund. PIMCO is a Delaware limited liability company which is majority owned (88%) by Allianz Dresdner Asset Management of America L.P., a Delaware limited partnership. The sole general partner of Allianz Dresdner Asset Management of America L.P. is Allianz-PacLife Partners LLC. Allianz-PacLife Partners LLC is a Delaware limited liability company with two members, ADAM U.S. Holding LLC, a Delaware limited liability company and Pacific Asset Management LLC, a Delaware limited liability company. The sole member of ADAM U.S. Holding LLC is Allianz Dresdner Asset Management of America LLC. Allianz Dresdner Asset Management of America LLC, a Delaware limited liability company is a wholly owned subsidiary of Allianz of America, Inc., a Delaware corporation which is wholly owned by Allianz Aktiengesellschaft (“Allianz AG”).

(26)	Margaret Patel has voting or investment power over these securities.

(27)	Brian Swain, Andrew Kaplan and Lewis Napoli have voting or investment power over these securities.

(28)	Pursuant to investment agreements, each of S.A.C. Capital Advisors, LLC, a Delaware limited liability company and S.A.C. Capital Management, LLC, a Delaware limited liability company share all investment and voting power over these securities. Mr. Steven A. Cohen controls both S.A.C. Capital Advisors, LLC and S.A.C. Capital Management, LLC.

(29)	This securityholder is a reporting company.

(30)	Robert Butman, George Esser, John Idone, Paul Bucci and Bart Tesoriero have voting or investment power over these securities.

(31)	Veronica Wilthew, Charles Dietz and Tom Klein have voting or investment power over these securities.

(32)	Tom Klein, Veronica Wilthew, Pat Costigan and Charles Dietz have voting or investment power over these securities.

(33)	This securityholder is a registered broker-dealer and is a reporting company. Keith Ackerman has voting or investment power over these securities.

(34)	This securityholder is a reporting company.

(35)	This securityholder is a reporting company.

(36)	Alexandra Investment Management, LLC, a Delaware limited liability company (“Alexandra”), serves as investment adviser to the Selling Securityholder (beneficial owner). By reason of such relationship, Alexandra may be deemed to share dispositive power or investment control over the shares of common stock stated as beneficially owned by the Selling Securityholder. Alexandra disclaims beneficial ownership of such shares of common stock. Messrs. Mikhail A. Filimonov (“Filimonov”) and Dimitri Sogoloff (“Sogoloff”) are managing members of Alexandra. By reason of such relationships, Filimonov and Sogoloff may be deemed to share dispositive power or investment control over the shares of common stock stated as beneficially owned by the Selling Securityholder. Filimonov and Sogoloff disclaim beneficial ownership of such shares of common stock.

(37)	This securityholder is a reporting company.

We prepared this table based on the information supplied to us by the selling securityholders named in the table. Information about other selling securityholders will be set forth in prospectus supplements or post-effective amendments, if required.

The selling securityholders listed in the above table may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act of 1933, some or all of their notes since the date on which the information in the above table is presented. Information about the selling securityholders may change from over time. Any changed information with respect to which we are given notice will be set forth in prospectus supplements or post-effective amendment, if required.

Beneficial ownership is determined under the rules of the SEC, and generally includes voting or investment power with respect to securities. Except as otherwise indicated above, to our knowledge, the persons and entities named in the selling security holder table have sole voting and sole investment power with respect to all securities which they beneficially own.

None of the selling security holders who are affiliates of broker-dealers purchased the securities outside of the ordinary course of business or, at the time of the purchase of the securities, had any agreements or understandings, directly or indirectly, with any person to distribute the securities.

Because the selling securityholders may offer all or some of their notes or the underlying common stock from time to time, we cannot estimate the amount of the notes or underlying common stock that will be held by the selling securityholders upon the termination of any particular offering. See the section entitled “Plan of Distribution” for further information.

PLAN OF DISTRIBUTION

We will not receive any of the proceeds of the sale of the notes and the underlying common stock offered by this prospectus. The notes and the underlying common stock may be sold from time to time to purchasers:

•	directly by the selling securityholders;

•	through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers of the notes and the underlying common stock.

The selling securityholders and any such broker-dealers or agents who participate in the distribution of the notes and the underlying common stock may be deemed to be “underwriters.” As a result, any profits on the sale of the notes and underlying common stock by selling securityholders and any discounts, commissions or concessions received by any such broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. If the selling securityholders are deemed to be underwriters, the selling securityholders may be subject to certain statutory liabilities of, including, but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

If the notes and underlying common stock are sold through underwriters or broker-dealers, the selling securityholders will be responsible for underwriting discounts or commissions or agent’s commissions.

Any selling securityholder who is a “broker-dealer” will be deemed to be an “underwriter” within the meaning of Section 2(11) of the Securities Act. To our knowledge, CBIC World Markets, Citigroup Global Markets, Inc., Deutsche Bank Securities, Inc., Grace Brothers Ltd., Grace Convertible Arbitrage Fund, Ltd., JP Morgan Securities, Inc. and UBS Securities LLC are the only selling securityholders who are registered broker-dealers and, as such, they are underwriters of the notes and the underlying common stock within the meaning of the Securities Act. Other than the performance of investment banking, advisory and other commercial services for us in the ordinary course of business, we do not have a material relationship with any of these broker-dealers and none of these broker-dealers has the right to designate or nominate a member or members of or board directors. These securityholders purchased their notes in the open market, not directly from us, and we are not aware of any underwriting plan or agreement, underwriters’ or dealers’ compensation, or passive market-making or stabilizing transactions involving the purchase or distribution of these securities by these securityholders. Based on our inquiries of the selling securityholders, none of the selling securityholders who are affiliates of broker-dealers purchased the notes outside of the ordinary course of business or, at the time of the purchase of the notes, had any agreement or understanding, directly or indirectly, with any person to distribute the securities.

The notes and underlying common stock may be sold in one or more transactions at:

•	fixed prices;

•	prevailing market prices at the time of sale;

•	varying prices determined at the time of sale; or

•	negotiated prices.

These sales may be effected in transactions:

•	on any national securities exchange or quotation service on which the notes and underlying common stock may be listed or quoted at the time of the sale, including the Nasdaq National Market in the case of the common stock;

•	in the over-the-counter market;

•	in transactions otherwise than on such exchanges or services or in the over-the-counter market; or

•	through the writing of options.

These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

In connection with sales of the notes and underlying common stock or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of the notes and underlying common stock in the course of hedging their positions. The selling securityholders may also sell the notes and underlying common stock short and deliver notes and underlying common stock to close out short positions, or loan or pledge notes and underlying common stock to broker-dealers that in turn may sell the notes and underlying common stock.

To our knowledge, there are currently no plans, arrangement or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the notes and the underlying common stock by the selling securityholders. Selling securityholders may sell any or all of the notes and the underlying common stock offered by them pursuant to this prospectus. In addition, we cannot assure you that any such selling securityholder will not transfer, devise or gift the notes and the underlying common stock by other means not described in this prospectus.

Our common stock is listed on the NASDAQ National Market under the symbol “SRNA.” We do not intend to apply for listing of the notes on any securities exchange or for quotation through the NASDAQ National Market. Accordingly, we cannot assure you that the notes will be liquid or that any trading market for the notes will develop.

There can be no assurance that any selling securityholder will sell any or all of the notes or underlying common stock pursuant to this prospectus. In addition, any notes or underlying common stock covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

The selling securityholders and any other person participating in such distribution will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the notes and the underlying common stock by the selling securityholders and any other such person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the notes and the underlying common stock to engage in market-making activities with respect to the particular notes and the underlying common stock being distributed for a period of up to five business days prior to the commencement of such distribution. This may affect the marketability of the notes and the underlying common stock and the ability of any person or entity to engage in market-making activities with respect to the notes and the underlying common stock.

Pursuant to the registration rights agreement filed as an exhibit to the registration statement of which this prospectus is part, we and the selling securityholders will be indemnified by the other against certain liabilities, including certain liabilities under the Securities Act or will be entitled to contribution in connection with these liabilities.

We have agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the notes and underlying common stock to the public other than commissions, fees and discounts of underwriters, brokers, dealers and agents.

LEGAL MATTERS

The validity of the securities offered by this prospectus has been passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

EXPERTS

The consolidated financial statements of SERENA Software, Inc. and subsidiaries as of January 31, 2004 and 2003 and for each of the years in the three-year period ended January 31, 2004, and related financial statement schedule have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent auditors, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit reports include an explanatory paragraph that refers to SERENA’s adoption of the provisions of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” effective February 1, 2002.

The consolidated financial statements of Merant plc as of April 30, 2003 and for the year ended April 30, 2003 included in SERENA’s Current Report on Form 8-K filed with the SEC on April 30, 2004, have been incorporated by reference in this document in reliance on the report of KPMG Audit plc, independent accountants, incorporated by reference herein, and upon the authority of that firm as experts in accounting and auditing.

The consolidated financial statements of Merant for the years ended April 30, 2001 and 2002 appearing in SERENA’s Current Report on Form 8-K dated April 30, 2004, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file reports, proxy statements and other information with the Securities and Exchange Commission (the “Commission”), in accordance with the Securities Exchange Act of 1934 (the “Exchange Act”). You may read and copy our reports, proxy statements and other information filed by us at the public reference facilities of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such materials can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information about the public reference rooms. Our reports, proxy statements and other information filed with the Commission are available to the public over the Internet at the Commission’s World Wide Web site at http://www.sec.gov.

The Commission allows us to “incorporate by reference” into this prospectus the information we filed with the Commission. This means that we can disclose important information by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus. Information that we file later with the Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made by us with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until our offering is complete, provided however that we are not incorporating any information furnished under Item 9 or Item 12 of any current report on Form 8-K:

•	Definitive Proxy Statement on Schedule 14A relating to our 2004 annual meeting of stockholders;

•	Annual Report on Form 10-K for the fiscal year ended January 31, 2004;

•	Quarterly Report on Form 10-Q for the quarter ended April 30, 2003;

•	Quarterly Report on Form 10-Q for the quarter ended July 31, 2003;

•	Quarterly Report on Form 10-Q for the quarter ended October 31, 2003;

•	Current Report on Form 8-K filed December 8, 2003 regarding our offering of convertible subordinated promissory notes;

•	Current Report on Form 8-K filed December 10, 2003 regarding our announcement that we had priced our offering of convertible subordinated promissory notes; and

•	Current Report on Form 8-K filed April 30, 2004 relating to our offer to acquire the issued and to be issued share capital of Merant plc.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

Investor Relations

SERENA Software, Inc.

2755 Campus Drive, 3rd Floor

San Mateo, California 94403-2538

(650) 522-6600

You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume the information in this prospectus is accurate as of any date other than the date on the front of this prospectus.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution

The aggregate estimated (other than the registration fee) expenses to be paid by the Registrant in connection with this offering are as follows:

Securities and Exchange Commission registration fee	$27,874.00
Trustee’s fees and expenses	15,000.00
Accounting fees and expenses	70,000.00
Printing and engraving	60,000.00
Legal fees and expenses	100,000.00
Miscellaneous	27,126.00

Total	$300,000.00

Item 15.	Indemnification of Directors and Officers of SERENA

Certificate of Incorporation

Article 9 of our Certificate of Incorporation provides that, to the fullest extent permitted by Delaware law, as the same now exists or may hereafter be amended, a director shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability:

•	for any breach of their duty of loyalty to the corporation or its stockholders,

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law,

•	for unlawful payments of dividends or unlawful stock repurchases or redemptions, or

•	for any transaction from which the director derived an improper personal benefit.

Bylaws

Indemnification Arrangements

Our Bylaws provide that we will indemnify our directors and executive officers and may indemnify our other officers and employees and other agents to the fullest extent permitted by law. We believe that indemnification under our Bylaws covers at least negligence and gross negligence on the part of the indemnified parties. Our Bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether the Bylaws would permit indemnification.

We have entered into agreements to indemnify our directors and executive officers, in addition to indemnification provided for in SERENA’s Bylaws. These agreements, among other things, provide for indemnification of SERENA’s directors and executive officers for certain expenses (including attorneys’

fees), judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of SERENA, arising out of such person’s services as a director or executive officer of SERENA, any subsidiary of SERENA or any other company or enterprise to which the person provides services at the request of SERENA. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

Item 16.	Exhibits

The following exhibits are filed herewith or incorporated by reference herein:

Exhibit Number	Description

3.1	Restated Certificate of Incorporation.(1)

3.2	Bylaws.(2)

4.1	Indenture between SERENA Software, Inc. and U.S. Bank National Association, as Trustee dated December 15, 2003.(3)

4.2	Registration Rights Agreement among SERENA Software, Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated and UBS Securities LLC dated December 15, 2003.(3)

4.3	Pledge Agreement between SERENA Software, Inc. and U.S. Bank National Association, as Trustee dated December 15, 2003.(3)

4.4	Form of 1 1/2% Convertible Subordinated Note Due 2023 (included in Exhibit 4.1).(3)

5.1	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.(3)

23.1	Consent of KPMG LLP, independent auditors of SERENA Software, Inc.

23.2	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1).(3)

23.3	Consent of KPMG Audit plc, independent auditors of Merant plc

23.4	Consent of Ernst & Young LLP, former independent auditors of Merant plc

24.1	Power of Attorney of certain directors and officers of SERENA Software, Inc. (page II-4 of the initial filing of this Form S-3).(3)

25.1	Form T-1 Statement of Eligibility of Trustee for Indenture under the Trust Indenture Act of 1939.(3)

(1)	Incorporated by reference to exhibits filed with the Registrant’s Registration Statement on Form S-1 (No. 333-67761) filed November 23, 1998, as amended by the Certificate of Amendment dated August 27, 2001, filed as an exhibit to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended October 31, 2003.

(2)	Incorporated by reference to exhibits filed with the Registrant’s Quarterly Report on Form 10-Q for the quarter ended July 31, 2003.

(3)	Previously filed.

Item 17.	Undertakings

1. The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to the Registration Statement:

(a) To include any prospectus required by Section 10(a)(3) of the Securities Act,

(b) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement,

(c) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that clauses (a) and (b) do not apply if the information required to be included in a post-effective amendment by such clauses is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) that are incorporated by reference in the Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

2. The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities, other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding, is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Mateo, State of California, on June 2, 2004.

SERENA SOFTWARE, INC.

By:	/s/ MARK E. WOODWARD*

Name:	Mark E. Woodward
Title:	President, Chief Executive Officer and Director

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ MARK E. WOODWARD* Mark E. Woodward	President, Chief Executive Officer and Director (Principal Executive Officer)	June 2, 2004

/s/ ROBERT I. PENDER, JR.* Robert I. Pender, Jr.	Vice President–Finance and Administration, Chief Financial Officer (Principal Financial and Accounting Officer) and Director	June 2, 2004

/s/ DOUGLAS D. TROXEL* Douglas D. Troxel	Chief Technology Officer and Chairman of the Board of Directors	June 2, 2004

/s/ J. HALLAM DAWSON* J. Hallam Dawson	Director	June 2, 2004

/s/ GREGORY J. OWENS* Gregory J. Owens	Director	June 2, 2004

/s/ CARL BASS* Carl Bass	Director	June 2, 2004

/s/ DAVID G. DEWALT* David G. DeWalt	Director	June 2, 2004

* /s/ VITA A. STRIMAITIS Vita A. Strimaitis Attorney-in-Fact		June 2, 2004

EXHIBIT INDEX

Exhibit Number	Description

3.1	Restated Certificate of Incorporation.(1)

3.2	Bylaws.(2)

4.1	Indenture between SERENA Software, Inc. and U.S. Bank National Association, as Trustee dated December 15, 2003.(3)

4.2	Registration Rights Agreement among SERENA Software, Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated and UBS Securities LLC dated December 15, 2003.(3)

4.3	Pledge Agreement between SERENA Software, Inc. and U.S. Bank National Association, as Trustee dated December 15, 2003.(3)

4.4	Form of 1 1/2% Convertible Subordinated Note Due 2023 (included in Exhibit 4.1).(3)

5.1	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.(3)

23.1	Consent of KPMG LLP, independent auditors of SERENA Software, Inc.

23.2	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1).(3)

23.3	Consent of KPMG Audit plc, independent auditors of Merant plc

23.4	Consent of Ernst & Young LLP, former independent auditors of Merant plc

24.1	Power of Attorney of certain directors and officers of SERENA Software, Inc. (page II-4 of the initial filing of this Form S-3)(3).

25.1	Form T-1 Statement of Eligibility of Trustee for Indenture under the Trust Indenture Act of 1939.(3)

(1)	Incorporated by reference to exhibits filed with the Registrant’s Registration Statement on Form S-1 (No. 333-67761) filed November 23, 1998, as amended by the Certificate of Amendment dated August 27, 2001, filed as an exhibit to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended October 31, 2003.

(2)	Incorporated by reference to exhibits filed with the Registrant’s Quarterly Report on Form 10-Q for the quarter ended July 31, 2003.

(3)	Previously filed.